Filed Pursuant to Rule 253(g)(1)

File No. 024-11215

PART II – INFORMATION REQUIRED IN OFFERING CIRCULAR

OFFERING CIRCULAR

Digital Development Partners, Inc.

70,000,000 Shares of Common Stock

This Post-Qualification Offering Circular Amendment No. 1 (the “PQA”) amends the Offering Circular of Digital Development Partners, Inc., dated August 4, 2020, as qualified on August 4, 2020, and as may be amended and supplemented from time to time, to add additional shares of common stock (the “Offered Shares”) to be offered pursuant to the Offering Circular. This PQA relates to the offer and sale of up to an additional 50,000,000 Offered Shares, for a revised maximum of 70,000,000 Offered Shares.

By this Offering Circular, Digital Development Partners, Inc., a Nevada corporation, is offering for sale a maximum of 70,000,000 shares of its common stock (the “Offered Shares”), at a fixed price of $0.04 per share, pursuant to Tier 2 of Regulation A of the United States Securities and Exchange Commission (the “SEC”). A minimum purchase of $1,000 of the Offered Shares is required in this offering. This offering is being conducted on a best-efforts basis, which means that there is no minimum number of Offered Shares that must be sold by us for this offering to close; thus, we may receive no or minimal proceeds from this offering. All proceeds from this offering will become immediately available to us and may be used as they are accepted. Purchasers of the Offered Shares will not be entitled to a refund and could lose their entire investments.

This offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering being qualified by the SEC or (c) the date on which this offering is earlier terminated by us, in our sole discretion. (See “Plan of Distribution”).

Title of Securities Offered	Number of Shares	Price to Public	Commissions (1)	Proceeds to Company (2)
Common Stock	70,000,000	$0.04	$-0-	$2,800,000

(1)

We may offer the Offered Shares through registered broker-dealers and we may pay finders. However, information as to any such broker-dealer or finder shall be disclosed in an amendment to this Offering Circular.

(2)	Does not account for the payment of expenses of this offering estimated at $7,500. See “Plan of Distribution.”

Our common stock is quoted in the over-the-counter market under the symbol “DGDM” in the OTC Pink marketplace of OTC Link. On February 16, 2021, the closing price of our common stock was $0.05 per share.

Investing in the Offered Shares is speculative and involves substantial risks. You should purchase such securities only if you can afford a complete loss of your investment. See Risk Factors, beginning on page 5, for a discussion of certain risks that you should consider before purchasing any of the Offered Shares.

THE SEC DOES NOT PASS UPON THE MERITS OF, OR GIVE ITS APPROVAL TO, ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC. HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The use of projections or forecasts in this offering is prohibited. No person is permitted to make any oral or written predictions about the benefits you will receive from an investment in Offered Shares.

No sale may be made to you in this offering, if you do not satisfy the investor suitability standards described in this Offering Circular under “Plan of Distribution—State Law Exemption and Offerings to ‘Qualified Purchasers’” (page 11). Before making any representation that you satisfy the established investor suitability standards, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

This Offering Circular follows the disclosure format of Form S-1, pursuant to the General Instructions of Part II(a)(1)(ii) of Form 1-A.

The date of this Post-Qualification Offering Circular Amendment No. 1 is February 17, 2021.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Offering Circular includes some statements that are not historical and that are considered forward-looking statements. Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express our expectations, hopes, beliefs and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words anticipates, believes, continue, could, estimates, expects, intends, may, might, plans, possible, potential, predicts, projects, seeks, should, will, would and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Offering Circular are based on current expectations and beliefs concerning future developments that are difficult to predict. We cannot guarantee future performance, or that future developments affecting our company will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described below in the Risk Factors section. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

OFFERING CIRCULAR SUMMARY

The following summary highlights material information contained in this Offering Circular. This summary does not contain all of the information you should consider before purchasing our common stock. Before making an investment decision, you should read this Offering Circular carefully, including the Risk Factors section and the consolidated financial statements and the notes thereto. Unless otherwise indicated, the terms “we”, “us” and “our” refer and relate to Digital Development Partners, Inc. (to become Black Bird Potentials Inc.), a Nevada corporation, including its wholly-owned subsidiary, Black Bird Potentials Inc., a Wyoming corporation.

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Our Company

We were incorporated in the State of Nevada in 2006 under the name “Cyprium Resources Inc.”, which was changed in August 2009 to “Digital Development Partners, Inc.” Through 2014, our company was involved, first, in the mining industry and, then, in the communications industry. From 2015 until the January 2020 acquisition of Black Bird Potentials Inc., a Wyoming corporation (“Black Bird”), our company was a “shell company,” as defined in Rule 12b-2 of the Securities Exchange Act of 1934. In January 2020, we filed a Certificate of Amendment to our Articles of Incorporation to change our corporate name to “Black Bird Potentials Inc.” FINRA did not approve such filing, due to an extended passage of time from our initial filing and our being late in filing this Annual Report. We intend to re-file for approval of the corporate name change action, at an undetermined time in the near future.

Through Black Bird, we manufacture and sell CBD products, including CBD Oils, gummies and pet treats, and CBD-infused personal care products, as well as hand sanitizer gel and spray products, under the Grizzly Creek Naturals brand name. Black Bird is the exclusive worldwide manufacturer and distributor of MiteXstream, an EPA-registered plant-based biopesticide effective in the eradication of spider mites, a pest that destroys crops, especially cannabis, hops, coffee, and house plants, as well as molds and mildew. In addition, Black Bird is a licensed grower of industrial hemp under the Montana Hemp Pilot Program and has established “Black Bird American Hemp” as the brand name under which these efforts will be conducted. (See “Business”).

Offering Summary

Securities Offered	The Offered Shares, 70,000,000 shares of common stock, are being offered by our company.

Offering Price Per Share	$0.04 per Offered Share.

Shares Outstanding Before This Offering	166,975,000 shares of common stock issued and outstanding as of the date of this Offering Circular.

Shares Outstanding After This Offering	223,775,000 shares of common stock issued and outstanding, assuming a maximum offering hereunder.

Minimum Number of Shares to Be Sold in This Offering	None

Investor Suitability Standards

The Offered Shares are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). “Qualified purchasers” include: (a) “accredited investors” under Rule 501(a) of Regulation D and (b) all other investors so long as their investment in the Offered Shares does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons).

Market for our Common Stock	Our common stock is quoted in the over-the-counter market under the symbol “DGDM” in the OTC Pink marketplace of OTC Link.

Termination of this Offering

This offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering being qualified by the SEC and (c) the date on which this offering is earlier terminated by us, in our sole discretion. (See “Plan of Distribution”).

Use of Proceeds

We will apply the proceeds of this offering for the purchase of inventories and equipment, product testing expenses, sales and marketing expenses, construction of an industrial hemp processing facility, general and administrative expenses and working capital. (See “Use of Proceeds”).

Risk Factors

An investment in the Offered Shares involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investments. You should carefully consider the information included in the Risk Factors section of this Offering Circular, as well as the other information contained in this Offering Circular, prior to making an investment decision regarding the Offered Shares.

Corporate Information

Our principal executive offices are located at 3505 Yucca Drive, Suite 104 Flower Mound, Texas 75028; our telephone number is (833) 223-4204; our corporate website is located at www.digitaldevelopmentpartners.com. No information found on such website is part of this Offering Circular.

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Continuing Reporting Requirements Under Regulation A

We are required to file periodic and other reports with the SEC, pursuant to the requirements of Section 13(a) of the Securities Exchange Act of 1934. Our continuing reporting obligations under Regulation A are deemed to be satisfied, as long as we comply with our Section 13(a) reporting requirements. As a Tier 2 issuer under Regulation A, we will be required to file with the SEC a Form 1-Z (Exit Report Under Regulation A) upon the termination of this offering.

RISK FACTORS

An investment in the Offered Shares involves substantial risks. You should carefully consider the following risk factors, in addition to the other information contained in this Offering Circular before purchasing any of the Offered Shares. The occurrence of any of the following risks might cause you to lose a significant part of your investment. The risks and uncertainties discussed below are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this Offering Circular, including statements in the following risk factors, constitute forward-looking statements.

Risks Related to Our Company

The report of our independent auditors indicates uncertainty concerning our ability to continue as a going concern and this may impair our ability to raise capital to fund our business. In its opinion on our financial statements for the year ended December 31, 2019, our independent auditors raised substantial doubt about our ability to continue as a going concern. We cannot assure you that this will not impair our ability to raise capital on attractive terms. Additionally, we cannot assure you that we will ever achieve significant revenues and therefore remain a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

There is doubt about our ability to develop as a viable business, and it is expected that we will need additional funding. Our current efforts are focused on developing sales of: (a) our Grizzly Creek Naturals CBD and other products; and (b) our MiteXstream biopesticide product. In addition, our parallel long-term efforts are focused on the establishment of a hemp processing facility under our Black Bird American Hemp division. To date, we have derived a modest level of revenues. We must obtain capital, in order to pursue our complete plan of business. Further, there can be no assurance that any one of our business activities will prove to be successful.

It is possible that the novel Coronavirus pandemic could cause long-lasting stock market volatility and weakness, as well as long-lasting recessionary effects on the United States and/or global economies. Should the negative economic impact caused by the novel Coronavirus pandemic result in long-term economic weakness in the United States and/or globally, our ability to establish our business would be severely negatively impacted. It is possible that our company would not be able to sustain during any such long-term economic weakness.

We may be unable to obtain sufficient capital to pursue our growth strategy. We do not possess sufficient financial resources to implement our complete business plan. We are currently seeking available sources of capital. There is no assurance that we will obtain needed capital, nor is there any assurance that our business will be able to generate revenues that are sufficient to sustain our operations. We are not able to offer assurance that we will be able to obtain needed sources of financing to satisfy our working capital needs.

We do not have a successful operating history. We are without a history of successful business operations, which makes a purchase of Offered Shares speculative in nature. Because of this lack of operating history, it is difficult to forecast our future operating results. Additionally, our operations are subject to risks inherent in the establishment of a new business, including, among other factors, efficiently deploying our capital, developing and implementing our marketing campaigns and strategies and developing awareness and acceptance of our products.

There are risks and uncertainties encountered by early-stage companies. As an early-stage company, we are unable to offer assurance that we will be able to overcome the lack of recognition for the Grizzly Creek Naturals brand name and, later, the Black Bird American Hemp and MiteXstream brand names, and our lack of capital.

We may not be successful in establishing our business model. We are unable to offer assurance that we will be successful in bringing our products to market and earning a profit from such efforts. Should we fail to implement successfully our business plan, you can expect to lose your entire investment in the Offered Shares.

We may never earn a profit. Because we lack a successful operating history, we are unable to offer assurance that we will ever earn a profit from our operations.

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If we are unable to manage future expansion effectively, our business may be adversely impacted. In the future, we may experience rapid growth in our business, which could place a significant strain on our operations, in general, and our internal controls and other managerial, operating and financial resources, in particular. If we are unable to manage future expansion effectively, our business would be harmed. There is, of course, no assurance that we will enjoy rapid development in our business.

We currently depend on the efforts of our executive officers’ serving without current compensation; the loss of these officers could disrupt our operations and adversely affect the development of our business. Our success in establishing our business operations will depend, primarily, on the continued service of our President, Fabian G. Deneault, and our Vice President, Eric Newlan. We have not yet entered into employment agreements with Messrs. Deneault and Newlan, although we expect to do so in the near future. (See “Executive Compensation”). However, the loss of service of either of such persons, for any reason, could seriously impair our ability to execute our business plan, which could have a materially adverse effect on our business and future results of operations. We have not purchased any key-man life insurance.

If we are unable to recruit and retain key personnel, our business may be harmed. If we are unable to attract and retain key personnel, our business may be harmed. Our failure to enable the effective transfer of knowledge and facilitate smooth transitions with regard to our key employees could adversely affect our long-term strategic planning and execution.

Our business plan is not based on independent market studies. We have not commissioned any independent market studies concerning the market for any of our Grizzly Creek Naturals CBD and other products, for MiteXstream or for our planned other industrial hemp products. Rather, our plans for implementing our business strategy and achieving profitability are based on the experience, judgment and assumptions of our executive officers. If these assumptions prove to be incorrect, we may not be successful in establishing our business.

Our Board of Directors may change our policies without shareholder approval. Our policies, including any policies with respect to investments, leverage, financing, growth, debt and capitalization, will be determined by our Board of Directors or officers to whom our Board of Directors delegate such authority. Our Board of Directors will also establish the amount of any dividends or other distributions that we may pay to our shareholders. Our Board of Directors or officers to which such decisions are delegated will have the ability to amend or revise these and our other policies at any time without shareholder vote. Accordingly, our shareholders will not be entitled to approve changes in our policies, which policy changes may have a material adverse effect on our financial condition and results of operations.

Risks Related to Our Business

We may not be able to compete effectively in our intended markets. None of our products enjoys name recognition and many of our competitors possess substantially greater resources, financial and otherwise, than does our company. There is no assurance that we will be able to establish our business and compete successfully in this environment.

We may suffer sluggish or negative sales growth as a result of the novel Coronavirus pandemic. It is possible that the negative economic impact caused by the novel Coronavirus pandemic will result in long-term economic weakness in the United States and/or globally and our ability to establish our business would be severely negatively impacted. It is possible that our company would not be able to survive as a going business during any such long-term economic weakness.

Introduction of new products by competitors could harm our competitive position and results of operations. The respective markets for our products – our Grizzly Creek Naturals CBD and other products, Black Bird American Hemp products and MiteXstream biopesticide – are characterized by severe competition, evolving industry standards, evolving business and distribution models, price cutting, with resulting downward pressure on gross margins, and price sensitivity on the part of customers. In particular, with respect to our CBD products, we face the risk that there exist minimal barriers to the entry of competitors into the market segment.

Our future success will depend on our ability to gain product name recognition and customer loyalty, as well as our being able to anticipate and respond to emerging standards and other unforeseen changes. If we fail to satisfy such standards of operation, our operating results could suffer. Further, intra-industry consolidations may result in stronger competitors and may, therefore, also harm our future results of operations.

If we fail to maintain a positive reputation with consumers concerning our products, we may not be able to develop loyalty to our products, and our operating results may be adversely affected. We believe a positive reputation with customers to be highly important in developing loyalty to our products. To the extent our products are perceived as low quality or otherwise not compelling to potential customers, our ability to establish and maintain a positive reputation and product loyalty may be adversely impacted.

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We will be subject to payment processing risk. A portion of purchases of our products will be made online by customers using credit/debit cards. For the foreseeable future, we will rely on third parties to process payment. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are disruptions in our payment processing systems, our revenue, operating expenses and results of operation could be adversely impacted.

Laws and regulations affecting the regulated industrial hemp industry are in a constant state of flux, which could negatively affect our business, and we cannot predict the impact that future regulations may have on us. Local, state and federal industrial hemp laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our business operations. In addition, it is likely that regulations may be enacted in the future that will be directly applicable to our CBD business. We are unable to predict the nature of any future laws, regulations, interpretations or applications, nor are we able to determine the effect any such additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our CBD business.

FDA regulation of industrial hemp and industrial-hemp-derived CBD could negatively affect the industrial hemp industry, which could adversely affect our financial condition. While the 2018 Farm Bill recently legalized industrial hemp, the U.S. Food and Drug Administration (FDA) intends to regulate it under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA is in the process of issuing rules and regulations, including CGMPs (certified good manufacturing practices) related to the licensing of growth, cultivation, harvesting and processing of industrial hemp. Companies may need to perform clinical trials to verify efficacy and safety, which could prove costly and delay production and profits. It appears likely the FDA will require that facilities where hemp is grown be registered and comply with certain federally prescribed regulations which have not yet been released. In the event that some or all of these regulations are imposed, we are unable to predict what the impact would be on the industrial hemp industry, what costs, requirements and possible prohibitions may be enforced. If we are unable to comply with the regulations and or registration as may be prescribed by the FDA, we may be unable to continue to operate our business in its current form or at all, to the extreme detriment to our financial operating results and condition.

Because we manufacture and sell CBD products, it is possible that, in the future, we may have difficulty accessing the service of banks. While industrial hemp cultivation was legalized by the 2018 Farm Bill, the FDA is choosing to regulate certain hemp products, including CBD. It is possible that the circumstances surrounding the FDA’s handling of CBD-related issues could cause us to have difficulty securing services from banks, in the future.

If our trademarks and other proprietary rights are not adequately protected to prevent use or appropriation by competitors, the value of our brands may be diminished, and our business adversely affected. We rely, and expect to continue to rely, on a combination of confidentiality and license agreements with employees, consultants and third parties with whom we have relationships, as well as trademark protection laws, to protect our proprietary rights. If the protection of our intellectual property rights is inadequate to prevent use or misappropriation by third parties, the value of our brands, including Grizzly Creek Naturals, Black Bird American Hemp and MiteXstream, may be diminished, and the perception of our products may become confused in the marketplace. In such circumstance, our business could be adversely affected.

Our operating results can be expected to be seasonal. With respect to MiteXstream, sales can be expected to be seasonal in nature, with greater sales volumes occurring during the warmer months of the growing season. However, because our business is only in its nascent stage, we are unable to predict how our operating results will be affected by such seasonality.

Pests, disease, severe weather, natural disasters and other conditions could result in substantial losses to our planned industrial hemp crops and weaken our financial condition. Pests, crop disease, severe weather conditions, such as floods, droughts and windstorms, and natural disasters could adversely affect our ability to produce our planned industrial hemp crops. Should any such adverse event occur, it can be expected that we would lose our investment in the affected industrial hemp crops.

We could be subject to product liability claims. The sale of Grizzly Creek Naturals CBD and other products, Black Bird American Hemp products and MiteXstream biopesticide involves, and will involve, the risk of injury to customers and others. There can be no assurance that the use or consumption of any of one of our products will not cause a health-related illness or that it will not be subject to claims or lawsuits relating to such matters. We intend to purchase product liability insurance during February 2021. Any claims or liabilities might not be covered by our insurance, once obtained. Thus, there is no assurance that we would not incur claims or liabilities for which we are not insured or that exceed the amount of our insurance coverage, resulting in cash outlays that could, if significant enough in nature, materially and adversely affect our results of operations and financial condition.

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Environmental and other regulation could adversely impact our planned industrial hemp farming business, by increasing production costs. Because our planned industrial hemp farming business can be expected to use fertilizers, pesticides and other agricultural products, we will be subject to regulations relating to their use and disposal. A decision by a regulatory agency to restrict significantly the use of such products that have traditionally been used in the production of hemp could have an adverse impact on us. In addition, if a regulatory agency were to determine our company not to be in compliance with a regulation in that agency’s jurisdiction, this could result in substantial penalties.

Risks Related to Our Organization and Structure

Our holding company structure makes us dependent on our subsidiaries for our cash flow and could serve to subordinate the rights of our shareholders to the rights of creditors of our subsidiaries, in the event of an insolvency or liquidation of any such subsidiary. Our company acts as a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. Such subsidiaries will be separate and distinct legal entities. As a result, substantially all of our cash flow will depend upon the earnings of our subsidiaries. In addition, we will depend on the distribution of earnings, loans or other payments by our subsidiaries. No subsidiary will have any obligation to provide our company with funds for our payment obligations. If there is an insolvency, liquidation or other reorganization of any of our subsidiaries, our shareholders will have no right to proceed against their assets. Creditors of those subsidiaries will be entitled to payment in full from the sale or other disposal of the assets of those subsidiaries before our company, as a shareholder, would be entitled to receive any distribution from that sale or disposal.

Risks Related to a Purchase of the Offered Shares

We may seek capital that may result in shareholder dilution or that may have rights senior to those of our common stock, including the Offered Shares. From time to time, we may seek to obtain additional capital, either through equity, equity-linked or debt securities. The decision to obtain additional capital will depend on, among other factors, our business plans, operating performance and condition of the capital markets. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, which could negatively affect the market price of our common stock or cause our shareholders to experience dilution.

We do not intend to pay dividends on our common stock. We intend to retain earnings, if any, to provide funds for the implementation of our business strategy. We do not intend to declare or pay any dividends in the foreseeable future. Therefore, there can be no assurance that holders of our common stock will receive cash, stock or other dividends on their shares of our common stock, until we have funds which our Board of Directors determines can be allocated to dividends.

Our common stock is a “Penny Stock,” which may impair trading liquidity. Disclosure requirements pertaining to penny stocks may reduce the level of trading activity in the market for our common stock and investors may find it difficult to sell their shares. Trades of our common stock will be subject to Rule 15g-9 of the SEC, which rule imposes certain requirements on broker-dealers who sell securities subject to the rule to persons other than established customers and accredited investors. For transactions covered by the rule, broker-dealers must make a special suitability determination for purchasers of the securities and receive the purchaser’s written agreement to the transaction prior to sale. The SEC also has rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

It is possible that our common stock will continue to be thinly traded and its market price highly volatile. Our common stock is quoted in the over-the-counter market under the symbol “DGDM” in the OTC Pink marketplace of OTC Link. For over the past five years, our common stock has traded sporadically and has been extremely limited in nature. A limited market is characterized by a relatively limited number of shares in the public float, relatively low trading volume and a small number of brokerage firms acting as market makers. The market for low-priced securities is generally less liquid and more volatile than securities traded on national stock markets. Wide fluctuations in market prices are not uncommon. Even with our recent acquisition of Black Bird, no assurance can be given that the market for our common stock will become robust or less volatile.

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The price of our common stock may be subject to wide fluctuations in response to factors such as the following, some of which are beyond our control:

•	quarterly variations in our operating results;
•	operating results that vary from the expectations of investors;
•	changes in expectations as to our future financial performance, including financial estimates by investors;
•	reaction to our periodic filings, or presentations by executives at investor and industry conferences;
•	changes in our capital structure;
•	changes in market valuations of other CBD-related companies;
•	announcements of innovations or new products by us or our competitors;
•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
•	lack of success in the expansion of our business operations;
•	announcements by third parties of significant claims or proceedings against our company or adverse developments in pending proceedings;
•	additions or departures of key personnel;
•	asset impairment;
•	temporary or permanent inability to offer products or services; and
•	rumors or public speculation about any of the above factors.

Future sales of our common stock, or the perception in the public markets that these sales may occur, could reduce the market price of our common stock. Our current shareholders, including our officers and directors, hold shares of our restricted common stock, but will be able to sell their shares in the market. Beginning in the third quarter of 2021, in general, our officers and directors and 10% shareholders, as affiliates, under Rule 144 may not sell more than one percent of the total issued and outstanding shares in any 90-day period, and must resell the shares in an unsolicited brokerage transaction at the market price. The availability for sale of substantial amounts of our common stock under Rule 144 or otherwise could reduce prevailing market prices for our common stock.

Future issuances of debt securities and equity securities could negatively affect the market price of shares of our common stock and, in the case of equity securities, may be dilutive to existing shareholders. In the future, we may issue debt or equity securities or incur other financial obligations, including stock dividends. Upon liquidation, it is possible that holders of our debt securities and other loans and preferred stock would receive a distribution of our available assets before common shareholders. We are not required to offer any such additional debt or equity securities to existing shareholders on a preemptive basis. Therefore, additional common stock issuances, directly or through convertible or exchangeable securities, warrants or options, would dilute the holdings of our existing common shareholders and such issuances, or the perception of such issuances, could reduce the market price of shares of our common stock.

As an issuer of penny stock, the protection provided by the federal securities laws relating to forward-looking statements does not apply to us. Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, we will not have the benefit of this safe harbor protection, in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

DILUTION

Dilution in net tangible book value per share to purchasers of our common stock in this offering represents the difference between the amount per share paid by purchasers of the Offered Shares in this offering and the pro forma as adjusted net tangible book value per share immediately after completion of this offering. In this offering, dilution is attributable primarily to our relatively low net tangible book value per share.

If you purchase Offered Shares in this offering, your investment will be diluted to the extent of the difference between your purchase price per Offered Share and the net pro forma as adjusted tangible book value per share of our common stock after this offering. Our net tangible book value as of September 30, 2020, was $13,930 (unaudited), or $0.00 per share.

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The tables below illustrate the dilution to purchasers of Offered Shares in this offering, on a pro forma basis, assuming 100%, 75%, 50% and 25% of the Offered Shares are sold.

Assuming the Sale of 100% of the Offered Shares

Offering price per share	$0.04
Net tangible book value per share as of September 30, 2020	$0.00
Increase in net tangible book value per share after giving effect to this offering	$0.013
Pro forma net tangible book value per share as of September 30, 2020	$0.013
Dilution in net tangible book value per share to purchasers of Offered Shares in this offering	$0.027

Assuming the Sale of 75% of the Offered Shares

Offering price per share	$0.04
Net tangible book value per share as of September 30, 2020	$0.00
Increase in net tangible book value per share after giving effect to this offering	$0.01
Pro forma net tangible book value per share as of September 30, 2020	$0.01
Dilution in net tangible book value per share to purchasers of Offered Shares in this offering	$0.03

Assuming the Sale of 50% of the Offered Shares

Offering price per share	$0.04
Net tangible book value per share as of September 30, 2020	$0.00
Increase in net tangible book value per share after giving effect to this offering	$0.008
Pro forma net tangible book value per share as of September 30, 2020	$0.008
Dilution in net tangible book value per share to purchasers of Offered Shares in this offering	$0.032

Assuming the Sale of 25% of the Offered Shares

Offering price per share	$0.04
Net tangible book value per share as of September 30, 2020	$0.00
Increase in net tangible book value per share after giving effect to this offering	$0.004
Pro forma net tangible book value per share as of September 30, 2020	$0.004
Dilution in net tangible book value per share to purchasers of Offered Shares in this offering	$0.036

USE OF PROCEEDS

The table below sets forth the estimated proceeds we would derive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the Offered Shares and assuming the payment of no sales commissions or finder’s fees. There is, of course, no guaranty that we will be successful in selling any of the Offered Shares in this offering.

	Assumed Percentage of Offered Shares Sold in This Offering
	25%	50%	75%	100%
Offered Shares sold	17,500,000	35,000,000	52,500,000	70,000,000
Gross proceeds	$700,000	$1,400,000	$2,100,000	$2,800,000
Offering expenses	7,500	7,500	7,500	7,500
Net proceeds	$692,500	$1,392,500	$2,092,500	$2,792,500

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The table below sets forth the manner in which we intend to apply the net proceeds derived by us in this offering, assuming the sale of 25%, 50%, 75% and 100% of the Offered Shares. All amounts set forth below are estimates.

	Use of Proceeds for Assumed Percentage of Offered Shares Sold in This Offering
	25%	50%	75%	100%
Product Manufacturing	$50,000	$100,000	$250,000	$350,000
Purchase of Inventories, Equipment	100,000	300,000	500,000	500,000
Repayment of Indebtedness (1)	25,000	175,000	175,000	175,000
New Product Development	5,000	50,000	100,000	150,000
Product Testing	5,000	50,000	50,000	50,000
Hemp Production Facility	---	125,000	125,000	375,000
Sales and Marketing	250,000	300,000	400,000	500,000
General & Administrative Expenses	150,000	150,000	200,000	300,000
Working Capital	107,500	142,500	292,500	392,500

TOTAL	$692,500	$1,392,500	$2,092,500	$2,792,500

(1)

The indebtedness to be repaid with such proceeds includes the following: (a) a loan of $25,000 by a third party, which debt, incurred in April 2020, was due in January 2021; the promissory note underlying such indebtedness is convertible into shares of our common stock at the rate of one share for each $.001 of debt converted anytime after August 30, 2020; the proceeds from this loan were applied to operating expenses and for working capital; and (b) a loan of $58,600, including original issue discount, by a third party, the repayment amount of which is expected to be approximately $75,000, which debt, incurred in December 2020, is due in September 2021; the promissory note underlying such indebtedness is convertible into shares of our common stock at 39% discount-to-market price per share anytime after June 15, 2020; the proceeds from this loan were applied to operating expenses and for working capital; and (c) a loan of $55,500, including original issue discount, by a third party, the repayment amount of which is expected to be approximately $75,000, which debt, incurred in January 2021, is due in January 2022; the promissory note underlying such indebtedness is convertible into shares of our common stock at 39% discount-to-market price per share anytime after July 14, 2021; the proceeds from this loan were applied to operating expenses and for working capital.

We reserve the right to change the foregoing use of proceeds, should our management believe it to be in the best interest of our company. The allocations of the proceeds of this offering presented above constitute the current estimates of our management and are based on our current plans, assumptions made with respect to the industries in which we currently or, in the future, expect to operate, general economic conditions and our future revenue and expenditure estimates.

Investors are cautioned that expenditures may vary substantially from the estimates presented above. Investors must rely on the judgment of our management, who will have broad discretion regarding the application of the proceeds of this offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations (if any), business developments and the rate of our growth. We may find it necessary or advisable to use portions of the proceeds of this offering for other purposes.

In the event we do not obtain the entire offering amount hereunder, we may attempt to obtain additional funds through private offerings of our securities or by borrowing funds. Currently, we do not have any committed sources of financing.

PLAN OF DISTRIBUTION

In General

Our company is offering a maximum of 70,000,000 Offered Shares on a best-efforts basis, at a fixed price of $0.04 per Offered Share; any funds derived from this offering will be immediately available to us for our use. There will be no refunds. This offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering being qualified by the SEC or (c) the date on which this offering is earlier terminated by us, in our sole discretion.

There is no minimum number of Offered Shares that we are required to sell in this offering. All funds derived by us from this offering will be immediately available for use by us, in accordance with the uses set forth in the Use of Proceeds section of this Offering Circular. No funds will be placed in an escrow account during the offering period and no funds will be returned, once an investor’s subscription agreement has been accepted by us.

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We intend to sell the Offered Shares in this offering through the efforts of our President, Fabian G. Deneault. Mr. Deneault will not receive any compensation for offering or selling the Offered Shares. We believe that Mr. Deneault is exempt from registration as a broker-dealer under the provisions of Rule 3a4-1 promulgated under the Securities Exchange Act of 1934 (the Exchange Act). In particular, Mr. Deneault:

•	is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Securities Act; and
•	is not to be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and
•	is not an associated person of a broker or dealer; and
•	meets the conditions of the following:

•	primarily performs, and will perform at the end of this offering, substantial duties for us or on our behalf otherwise than in connection with transactions in securities; and
•	was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and
•	did not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraphs (a)(4)(i) or (iii) of Rule 3a4-1 under the Exchange Act.

As of the date of this Offering Circular, we have not entered into any agreements with selling agents for the sale of the Offered Shares. However, we reserve the right to engage FINRA-member broker-dealers. In the event we engage FINRA-member broker-dealers, we expect to pay sales commissions of up to 7.0% of the gross offering proceeds from their sales of the Offered Shares. In connection with our appointment of a selling broker-dealer, we intend to enter into a standard selling agent agreement with the broker-dealer pursuant to which the broker-dealer would act as our non-exclusive sales agent in consideration of our payment of commissions of up to 7% on the sale of Offered Shares effected by the broker-dealer.

Procedures for Subscribing

If you are interested in subscribing for Offered Shares in this offering, please go to www.blackbirdpotentials.com/reg-a and electronically receive and review the information set forth on such website.

Thereafter, should you decide to subscribe for Offered Shares, you are required to follow the procedures described therein, which are:

•	Electronically execute and deliver to us a subscription agreement; and
•	Deliver funds directly by check or by wire or electronic funds transfer via ACH to our specified bank account.

Right to Reject Subscriptions

After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to us, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions

Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the Offered Shares subscribed. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

This Offering Circular will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on our website at www.blackbirdpotentials.com/reg-a,  as well as on the SEC’s website, www.sec.gov.

An investor will become a shareholder of our company and the Offered Shares will be issued, as of the date of settlement. Settlement will not occur until an investor’s funds have cleared and we accept the investor as a shareholder.

By executing the subscription agreement and paying the total purchase price for the Offered Shares subscribed, each investor agrees to accept the terms of the subscription agreement and attests that the investor meets certain minimum financial standards. (See “State Qualification and Investor Suitability Standards” below).

An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

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Minimum Purchase Requirements

You must initially purchase at least $1,000 of the Offered Shares in this offering. If you have satisfied the minimum purchase requirement, any additional purchase must be in an amount of at least $250.

State Law Exemption and Offerings to “Qualified Purchasers”

The Offered Shares are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state “Blue Sky” law review, subject to certain state filing requirements and anti-fraud provisions, to the extent that the Offered Shares offered hereby are offered and sold only to “qualified purchasers”. “Qualified purchasers” include: (a) “accredited investors” under Rule 501(a) of Regulation D and (b) all other investors, so long as their investment in Offered Shares does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine, in our sole and absolute discretion, that such investor is not a “qualified purchaser” for purposes of Regulation A. We intend to offer and sell the Offered Shares to qualified purchasers in every state of the United States.

Issuance of Certificates

Upon settlement, that is, at such time as an investor’s funds have cleared and we have accepted an investor’s subscription agreement, we will issue a certificate or certificates representing such investor’s purchased Offered Shares.

Transferability of the Offered Shares

The Offered Shares will be generally freely transferable, subject to any restrictions imposed by applicable securities laws or regulations.

Advertising, Sales and Other Promotional Materials

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering. These materials may include information relating to this offering, articles and publications concerning industries relevant to our business operations or public advertisements and audio-visual materials, in each case only as authorized by us. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Offered Shares, these materials will not give a complete understanding of our company, this offering or the Offered Shares and are not to be considered part of this Offering Circular. This offering is made only by means of this Offering Circular and prospective investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Offered Shares.

DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of 225,000,000 shares of common stock, $.001 par value per share. As of the date of this Offering Circular, there were 166,975,000 shares of our common stock issued and outstanding, held by 74 holders of record.

Common Stock

The holders of our common stock currently have (a) equal ratable rights to dividends from funds legally available therefor, when, as and if declared by our Board of Directors; (b) are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of our company; (c) do not have preemptive, subscriptive or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (d) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote. Our Bylaws provide that, at all meetings of the shareholders for the election of directors, a plurality of the votes cast shall be sufficient to elect. On all other matters, except as otherwise required by Nevada law or our Articles of Incorporation, as amended, a majority of the votes cast at a meeting of the shareholders shall be necessary to authorize any corporate action to be taken by vote of the shareholders.

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Non-cumulative Voting

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of our directors. As of the date of this Offering Circular, our officers and directors own, directly or indirectly, a total of 103,010,322 shares, or approximately 61.69%, of our outstanding common stock, which ownership percentage would be reduced to approximately 46.03%, assuming all of the Offered Shares are sold in this offering, and, thereby, control all corporate matters relating to our company. (See “Risk Factors—Risks Related to a Purchase of the Offered Shares” and “Security Ownership of Certain Beneficial Owners and Management”).

Pre-emptive Rights

As of the date of this Offering Circular, no holder of any shares of our common stock has pre-emptive or preferential rights to acquire or subscribe for any unissued shares of any class of our capital stock not disclosed herein.

Dividend Policy

We have never declared or paid any dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Shareholder Meetings

Our bylaws provide that special meetings of shareholders may be called only by our Board of Directors, the chairman of the board, or our president, or as otherwise provided under Nevada law.

Transfer Agent

We have retained the services of Action Stock Transfer Corporation, 2469 E. Fort Union Boulevard, Suite 214, Salt Lake City, Utah 84121, as the transfer agent for our common stock. Action Stock Transfer’s website is located at: www.actionstocktransfer.com. No information found on Action Stock Transfer’s website is part of this Offering Circular.

BUSINESS

Preliminary Statements Regarding the COVID-19 Pandemic

As of the date of this Offering Circular, there exist significant uncertainties regarding the current novel Coronavirus (COVID-19) pandemic, including the scope of health issues, the possible duration of the pandemic and the extent of local and worldwide social, political and economic disruption it may cause.

To date, the COVID-19 pandemic has had a discernable short-term negative impact on the ability of our company to obtain capital needed to accelerate the development of our business.

With respect to our business operations, while our product sales have increased since the initial impact of the COVID-19 pandemic due primarily to our recently introducing hand sanitizer gel and spray products, we believe the COVID-19 pandemic has had a discernable short-term negative impact on our product sales.

Overall, our company is not of a size that has required us to implement “company-wide” policies in response to the COVID-19 pandemic. Further, our product manufacturing operations have experienced no negative consequences attributable to the COVID-19 pandemic, inasmuch as these operations involve a limited number of persons. However, as the states continue to re-open their economies, the scope and nature of the impacts of COVID-19 on our company will evolve day-by-day, week-by-week.

The COVID-19 pandemic can be expect to continue to result in regional and local quarantines, labor stoppages and shortages, changes in consumer purchasing patterns, mandatory or elective shut-downs of retail locations, disruptions to supply chains, including the inability of our suppliers to deliver materials on a timely basis, or at all, severe market volatility, liquidity disruptions and overall economic instability. It can be further expected that the COVID-19 pandemic will continue to have unpredictably adverse impacts on our business, financial condition and results of operations. This situation is changing rapidly and additional impacts may arise of which we are not currently aware.

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We intend to continue to assess the evolving impact of the COVID-19 pandemic, not only on our company, but on the operations of our customers, consumers and supply chains, and intend to make adjustments accordingly. However, the extent to which the COVID-19 pandemic may impact our business, financial condition and results of operations will depend on how the COVID-19 pandemic and its impact continues to impact the United States and, to a lesser extent, the rest of the world, all of which remains highly uncertain and cannot be predicted at this time.

In light of these uncertainties, for purposes of the discussion below, except where otherwise indicated, the descriptions of our business and our strategies, including regarding us, our business and the market generally, do not reflect the potential impact of the COVID-19 pandemic or our responses thereto.

Our Company After Acquiring Black Bird Potentials Inc.

With the January 2020 acquisition of Black Bird Potentials Inc., our company emerged from its long-standing status as a “shell company.” Our Board of Directors has adopted the business plan of Black Bird and our company’s ongoing operations now include those of Black Bird. The following sets forth information regarding our company that reflects these changes.

Impending Corporate Name Change

On January 2, 2020, holders of approximately 68% of our common stock, acting by written consent in lieu of a meeting, approved a change of our corporate name from Digital Development Partners, Inc. to “Black Bird Potentials Inc.” On January 31, 2020, we filed the Certificate of Amendment to our Articles of Incorporation that is to effect this corporate action and submitted such filing to FINRA for approval thereof. FINRA did not approve such filing, due to an extended passage of time from our initial filing and our being late in filing certain of our periodic reports. We intend to re-file for approval of the corporate name change action, at an undetermined time in the near future.

History of Our Company

We were incorporated in the State of Nevada in 2006 under the name “Cyprium Resources Inc.”, which was changed in August 2009 to “Digital Development Partners, Inc.” Through 2014, our company was involved, first, in the mining industry and, then, in the communications industry. From 2015 until the January 2020 acquisition of Black Bird, our company was a “shell company,” as defined in Rule 12b-2 of the Securities Exchange Act of 1934. In January 2020, we filed the Certificate of Amendment to our Articles of Incorporation that is to effect this corporate action and submitted such filing to FINRA for approval thereof. FINRA did not approve such filing, due to an extended passage of time from our initial filing and our being late in filing certain of our periodic reports. We intend to re-file for approval of the corporate name change action, at an undetermined time in the near future.

Through Black Bird, we manufacture and sell CBD products, as well as hand sanitizer gel and spray products, under the Grizzly Creek Naturals brand name. Black Bird is the exclusive worldwide manufacturer and distributor of MiteXstream, an EPA-registered plant-based biopesticide. In addition, Black Bird is a licensed grower of industrial hemp under the Montana Hemp Pilot Program.

Current Status

In January 2020, we acquired Black Bird Potentials Inc., a Wyoming corporation. Our Board of Directors and a majority of our shareholders have approved a change of our corporate name to “Black Bird Potentials Inc.” In January 2020, application was made to FINRA for approval and implementation of the corporate name change. FINRA did not approve such filing, due to an extended passage of time from our initial filing and our being late in filing certain of our periodic reports. We intend to re-file for approval of the corporate name change action, at an undetermined time in the near future.

In connection with our acquisition of Black Bird, there occurred a change in control of our company. The business plan of Black Bird has been adopted by our Board of Directors and our company’s ongoing operations now include those of Black Bird.

Business Overview

Through Black Bird, we manufacture and sell CBD products, including CBD Oils, gummies and pet treats, and CBD-infused personal care products, as well as hand sanitizer gel and spray products, under the Grizzly Creek Naturals brand name. Black Bird is the exclusive worldwide manufacturer and distributor of MiteXstream, an EPA-registered plant-based biopesticide effective in the eradication of spider mites, a pest that destroys crops, especially cannabis, hops, coffee, and house plants, as well as molds and mildew. In addition, Black Bird is a licensed grower of industrial hemp under the Montana Hemp Pilot Program and has established “Black Bird American Hemp” as the brand name under which these efforts will be conducted.

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Our corporate website is located at: www.digitaldevelopmentpartners.com. No information found on our company's website is part of this Offering Circular.

CBD Products – Grizzly Creek Naturals

CBD Products. We have created “Grizzly Creek Naturals” as the brand name for our CBD-related products, which are manufactured by our company using CBD purchased from third parties. Once we begin producing commercial quantities of industrial hemp and extracting the CBD therefrom, we will begin to use all of our own CBD and supplement it with CBD from third parties, as necessary.

We have expanded our line of Grizzly Creek Naturals CBD products and currently manufacture and sell the following items:

•	CBD Oil: Original, Huckleberry and Cherry Flavors in 100mg, 250mg, 500mg, 1000mg and 2500mg dosages
•	CBD-Infused Body Butter (500mg): Unscented and Huckleberry Scent
•	CBD-Infused Lip Balm (30mg): Huckleberry Scent
•	Bath Bomb with 50mg of CBD: Eucalyptus, Lavender and Citrus Scents

In July 2020, we began sales of CBD gummies on a private-label basis.

Other Products. In April 2020, we began sales of our Grizzly Creek Naturals hand sanitizer to distributors, directly to retail customers and directly to consumers through our website, having completed our initial FDA product listing in March 2020.

Hand Sanitizer. In April 2020, we began to manufacture and sell our Grizzly Creek Naturals hand sanitizer gel and spray products (without CBD) to distributors, directly to retail customers and directly to consumers through our website, having completed our initial FDA product listing in March 2020. As further discussed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section hereof, since their introduction, demand for our hand sanitizer products has exceeded our ability to produce these products. The primary hindrance to our ability to produce enough hand sanitizer products has been a scarcity of plastic bottles, pumps and caps available to us, which is attributable to the COVID-19 pandemic. We expect this scarcity of plastic bottles, pumps and caps to abate during the third and fourth quarters of 2020, but no assurance can be made in this regard.

Products for Animals. In August 2020, we introduced CBD products for dogs under our Grizzly Creek Naturals brand name.

Distribution.

In-House Distribution. Since it began to manufacture and sell its CBD products in mid-2019, Black Bird has self-distributed its products. In December 2020, these distribution efforts we formalized with the formation of a new distribution subsidiary, Big Sky American Dist., LLC, a Montana limited liability company (“Big Sky American”). Big Sky American currently distributes the Grizzly Creek Naturals products to approximately 50 retail locations in Western Montana. In December 2020, Big Sky American entered into an asset purchase agreement (the “Big Sky APA”), whereby it is to purchase certain distribution-related assets associated with approximately 200 retail locations in Western Montana for $200,000 in cash. These assets became available for purchase, due their owner’s determination to terminate its distribution business in such locations. The closing of this transaction is scheduled for the middle of February 2021. We currently possess the funds required to consummate this purchase transaction.

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Website. We sell our products to consumers through our website: www.grizzlycreeknaturals.com. With a portion of the proceeds of this offering, we will increase our online marketing efforts, in an effort to increase sales through our website. There is no assurance that we will be successful in these efforts.

Third-Party Distributors. Since the third quarter of 2019, Black Bird has entered into separate distribution agreements with four distributors. During the third quarter of 2019, Black Bird entered into a distribution agreement with CBD INC Limited Liability Partnership (the “Initial Nevada Distributor”). The Initial Nevada Distributor’s initial purchase of our products was approximately $8,900 which remains unpaid; no further purchases were made. Effective July 1, 2020, we terminated the agreement with the Initial Nevada Distributor, due to non-payment of sums due and to its failure to pursue the distribution of our products with reasonable commercial effort. In conjunction with our terminating the Initial Nevada Distributor, we entered into a letter agreement with Las Vegas-based Hope Botanicals LLC (the “Hope Distributor”), with respect to its selling our products primarily in the Las Vegas area. Hope Distributor has taken over the retail premises of the Initial Nevada Distributor and has indicated its intention to pursue a sales and distribution plan that would include that of the Initial Nevada Distributor.

Also during the third quarter of 2019, Black Bird entered into a distribution agreement with Gorilla Mitts, LLC (the “California Distributor”). To date, the California Distributor has not paid for any of the products that were the subject of its initial purchase order; we have delivered none of our products to this distributor. Given, the ongoing lack of activity, our management is currently re-evaluating the status of this distributor.

In March 2020, we entered into a regional development and distribution agreement with Northland Partners, LLC (the “Tri-State Distributor”), who will focus on distribution of our products in North Dakota, South Dakota and Minnesota. Immediately following its initial purchase of products, the COVID-19 pandemic caused the Tri-State Distributor to suspend active sales efforts. However, the Tri-State Distributor has advised of its intention to re-start its sales efforts during 2021. We are unable to estimate our total 2021 sales to Tri-State Distributor.

In May 2020, we began to distribute our hand sanitizer products through Raghorn Distributing (“Raghorn”), a Montana-based distributor of consumer products to approximately 1,000 retail locations in Montana, North Dakota, Idaho and Washington. In July 2020, Black Bird and Raghorn expect to enter into a written distribution agreement. Raghorn has become our largest customer. Through the date of this Offering Circular, Raghorn has purchased approximately $30,000 of our hand sanitizer products. Raghorn does not distribute our Grizzly Creek Naturals CBD products. Raghorn is the party from which Big Sky American is to purchase the distribution assets under the Big Sky APA.

Each of our distributors has the right to distribute our products anywhere in the United States.

We continue to seek additional distributors who are able to demonstrate, to our management’s satisfaction, an ability to develop robust sales for our products.

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Perceived Benefits of CBD. The current growth in sales of CBD products is primarily due to perceived benefits expressed by those who have used CBD products. While our company does not make any claims as to the effectiveness or potential benefits of CBD, the following perceived benefits expressed by those which have used CBD products include, among others:

•	Relief for Chronic Pain	•	Promotes Healthy Weight
•	Reduces Seizures	•	Improves Heart Health
•	Reduces Anxiety and Depression	•	Improves Skin Conditions
•	Reduces Inflammation
(Source: CBD Oil Benefits and Uses for Pain, Anxiety, Cancer and More, Dr. Josh Axe, DC, DMN, CNS; https://draxe.com/cbd-oil-benefits)

Competitive Strengths and Weaknesses. With respect to our Grizzly Creek Naturals products, we believe our company possesses the following competitive strengths and weaknesses:

Competitive Strengths:	•	our products are produced using high-quality ingredients
	•	we enjoy low overhead costs

Competitive Weaknesses:	•	none of our products enjoys brand name recognition
	•	we possess limited capital
	•	we have limited personnel

Competition.

CBD Products. The market for CBD products is growing rapidly and the competition for customers is highly competitive and highly fragmented, with no significant barriers to entry. We expect competitive conditions to increase over time. There is no assurance that our Grizzly Creek Naturals CBD products will achieve profitability in the face of such competition.

Hand Sanitizer. With the onset of the COVID-19 pandemic, sales of hand sanitizer products skyrocketed and numerous companies became first-time participant in this market segment. Currently, there is intense competition for raw materials with which to manufacture and package hand sanitizer products, in response to COVID-19-related end-user, both consumer and business, demand.

To date, while we have been able to sell substantially all of the hand sanitizer products produced by us, our operations have been impeded by our inability to obtain larger supplies of needed plastic bottles, pumps and caps. There is no assurance that we will successfully overcome the intense competition for needed raw materials, in the near term. Further, there no assurance that we will continue to compete successfully for customers for our hand sanitizer products.

Regulation.

CBD Products. Under the 2018 Farm Bill, CBD products may be sold legally, if and only if the hemp from which the CBD is derived is produced in a manner consistent with the 2018 Farm Bill, associated federal regulations, associated state regulations and by a licensed grower. Our CBD products are in compliance with the provisions of the 2018 Farm Bill.

Hand Sanitizer. Because we manufacture hand sanitizer products, we are subject to regulation by the U.S. Food and Drug Administration. In compliance with such regulatory requirements, Black Bird obtained a labeler code and we submit our products and associated labels for FDA approval for listing on the National Drug Code Directory. In addition, Black Bird follows current good manufacturing practices (CGMP) in the production of the Grizzly Creek Naturals hand sanitizer products.

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MiteXstream

Worldwide Exclusivity. Pursuant to a Manufacturing, Sales and Distribution License Agreement (the “MiteXstream Agreement”) with Touchstone Enviro Solutions, Inc. (“Touchstone”), a company owned by three of our directors, Fabian G. Deneault, L. A. Newlan, Jr. and Eric Newlan, Black Bird possesses the exclusive rights, even as to Touchstone, to manufacture, sell and distribute MiteXstream, an EPA-registered biopesticide (EPA Reg. No. 95366-1). The exclusivity granted would be reduced to a status of non-exclusivity, should be fail to manufacture at least 2,500 gallons of concentrate in any year during the term of the MiteXstream Agreement; provided, however, that such minimum required is deemed to have been satisfied through December 31, 2022. We are required to pay Touchstone a royalty of $10 per gallon of MiteXstream manufactured by us or by any sublicensee of ours. For no further consideration, we were granted the rights to use the “MiteXstream” trademark and the “Harnessing the Power of Water” trademark.

Approval as Biopesticide. Effective December 16, 2020, MiteXstream was approved as a biopesticide by the U.S. Environmental Protection Agency (EPA Reg. No. 95366-1). We intend to begin to seek approval for use in the various states in February 2021; the state approval process takes between one and eight months, variously. Until we obtain the required pesticide certifications in the states, we will not sell any MiteXstream. In addition, we intend to seek approval of MiteXstream in countries around the world, although no specific time for such actions has been set. We have begun to implement the initial stages of our planned MiteXstream sales and distribution efforts. We intend to apply a portion of the proceeds of this offering to such efforts. (See “Use of Proceeds”).

Background—The Spider Mite Problem. Our President, Fabian G. Deneault, was, from 2017 through 2019, a licensed dispenser of medical marijuana (MMJ) in the State of Montana and, as such, was permitted to grow marijuana plants for use in his MMJ dispensary business. As a licensed medical marijuana grower, Mr. Deneault encountered infestations of spider mites on his plants. To combat the spider mites, Mr. Deneault developed the MiteXstream formulation (see “Product Effectiveness” below).

Mr. Deneault soon came to understand that the spider mite issue is an industry-wide issue. In fact, in addition to marijuana, spider mites are a significant pest in the production of industrial hemp, coffee and hops, among other agricultural products.

Product Effectiveness. In testing done by our company, we have determined that, when mixed with water at the prescribed dilution rate, MiteXstream is effective in eliminating spider mites and their eggs, with no risk of plant damage.

Further, based on independent lab testing (see results under “Independent Lab Testing” below), users of MiteXstream are able to treat their cannabis (marijuana) plants through the day of harvest and still satisfy state-level pesticide testing standards.

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Independent Lab Testing. In January 2019, Stillwater Labs, an Olney, Montana-based medical marijuana testing facility, concluded its testing of a cannabis sample treated only with MiteXstream. In addition to testing for pesticides prohibited by the State of Montana, Stillwater Labs also tested for pesticides prohibited by the State of Oregon, the most stringent state-level marijuana testing standard. The results of this testing, presented as being measured in parts per billion (PPB), are set forth below.

Montana Pesticide Testing Standard

Analyte	Montana Allowable Limit (PPB)	MiteXstream Treated Sample (PPB)	Analyte	Montana Allowable Limit (PPB)	MiteXstream Treated Sample (PPB)
Abamectin	500	0	Imidacloprid	400	0
Acequinocy	2000	0	Myclobutanil	200	0
Bifenazate	200	0	Paclobutrazol	400	0
Bifenthrin	200	0	Pyrethrin I	1000	0
Chlormequat Chloride	1000	0	Spinosyn A	200	0
Cyfluthrin	1000	0	Spinosyn D	200	0
Daminozide	1000	0	Spiromefesin	200	0
Etoxazole	200	0	Spirotetramat	200	0
Fenoxycarb	200	0	Trifloxystrobin	200	0
Imazalil	200	0

Oregon Pesticide Testing Standard

Analyte	Oregon Allowable Limit (PPB)	MiteXstream Treated Sample (PPB)	Analyte	Oregon Allowable Limit (PPB)	MiteXstream Treated Sample (PPB)
Abamectin	0	0	Clofentezine	200	0
Acequinocy	0	0	Cypermethrin	1000	0
Bifenazate	0	0	Diazinon	200	0
Bifenthrin	0	0	Dichlorvos	100	0
Chlormequat Chloride	0	0	Dimethoate	200	0
Cyfluthrin	0	0	Etofenprox	400	0
Daminozide	0	0	Fenpyroximate	400	0
Etoxazole	0	0	Fipronil	400	0
Fenoxycarb	0	0	Flonicamid	1000	0
Imazalil	0	0	Fludioxonil	400	0
Imidacloprid	0	0	Hexythiazox	1000	0
Myclobutanil	0	0	Kresoxym-methyl	400	0
Paclobutrazol	0	0	Malathion	200	0
Pyrethrin I	0	0	Metalaxyl	200	0
Spinosyn A	0	0	Methiocarb	200	0
Spinosyn D	0	0	Methomyl	400	0
Spiromefesin	0	0	Oxamyl	1000	0
Spirotetramat	0	0	Permethrins	200	1*
Trifloxystrobin	0	0	Phosmet	200	0
Acephate	0	0	Piperonyl Butoxide	2000	0
Acetamiprid	0	0	Prallethrin	200	0
Aldicarb	0	0	Propiconazole	400	0
Azoxystrobin	0	0	Pyridaben	200	0
Boscalid	0	0	Spiroxamine	400	0
Carbaryl	0	0	Tebuconazole	400	0
Carbofuran	0	0	Thiacloprid	200	0
Chloantraniliprole	0	0	Thiamethoxam	200	0
Chlorpyrifos	0	0

* Noted in the report of Stillwater Labs as possible ambient environmental contamination.

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Hemp-Related Activities

We have formed a division of our company that focuses on hemp-related business opportunities under the “Black Bird American Hemp” brand name. Black Bird American Hemp currently seeks to develop industrial hemp processing operations in the State of Montana. In this regard, while Black Bird is a licensed hemp grower in Montana under the Montana Hemp Pilot Program, it is not contemplated that Black Bird will, itself, become a significant grower of hemp.

Hemp Industry Background. Hemp, or “industrial hemp”, is a variety of the Cannabis sativa plant species that is grown specifically for the industrial uses of its derived products. In fact, hemp has been found to be useful as a crop, providing many associated products for over 10,000 years, including biodegradable plastics, “hemp-crete,” insulation, paper, textiles, paint, biofuel, food and animal feed.

The road to development of industrial hemp in the United States has not been smooth. Famous early Americans, such as George Washington and Thomas Jefferson, among others, were known to grow hemp and its use in making paper was widespread during colonial times. Throughout the 19th Century, industrial hemp served as a significant cash crop. In the 20th Century, industrial hemp became associated with the use of marijuana, due to the fact that both belong to the Cannabis Sativa species, and was effectively outlawed.

It was not until the passage of the Farm Bill of 2014, followed by the Farm Bill of 2018, that Congress finally disassociated industrial hemp and marijuana and removed both CBD and hemp from the Class I controlled substance category of the Controlled Substance Act. Industrial hemp contains, by definition, a maximum of 0.3% of the psychoactive substance, tetrahydrocannabinol (THC).

Like many states, Montana has adopted a Hemp Pilot Program (the “Montana Program”) for farmers in Montana, pursuant to the requirements set forth in the Farm Bill of 2018. The Montana Program requires hemp growers to obtain a yearly permit for growing industrial hemp, subject to compliance with the Rules and Regulations of the Department of Agriculture of Montana.

For 2020, approximately 40,000 acres of licensed hemp were cultivated in Montana and a total of approximately 465,000 acres of licensed hemp was cultivated in the United States, which acreage totals are expected to increase in each of the next several years. According to New Frontier Data, hemp-related revenues in the U.S. for 2020 will be approximately $5.9 billion.

The passage of the Farm Bill of 2018 removed hemp and all of its derivatives from the Controlled Substances Act, thereby reviving hemp production and processing as viable businesses in the United States for companies seeking to meet the now-growing demand for hemp products, hemp-derived CBD and hemp consumer packaged goods.

The Hemp Business Journal estimated that the U.S. hemp industry will grow to at least $1.9 billion by 2022, with an estimated 14.4% annual rate of growth. According to a 2019 report by Research and Markets, the global industrial hemp market size is anticipated to reach $10.6 billion by 2025.

Currently, the majority of hemp products sold in the U.S., such as hemp foods, healthcare products, textiles and building materials, are imported from other countries, especially China and many European countries. However, as domestic restrictions continue to ease, U.S. companies are acquiring, and are expected to continue to acquire, a greater percentage of the hemp product market, both in the U.S. and internationally. The Company believes that American grown and processed hemp products will continue to gain market share in future years.

We believe that there is a shortage of hemp processing capacity in the United States, in general, and in the State of Montana, in particular.

Hemp Processing. The processing of industrial hemp involves the mechanical stripping of the hemp stalk, which range in length from four to twelve or more feet, separating the tough woody interior, the “hurd,” from the softer fibrous exterior of the stalk, the “bast” material, which is the cellulosic fibers found in the phloem of the stalk. We are attempting to establish a hemp processing facility in Montana that will utilize only mechanical processing techniques without the application of chemicals.

Proposed Hemp Processing Facility. Should we obtain a maximum offering hereunder, we intend to establish a small hemp processing facility in Montana capable of processing approximately 1,000 acres of hemp on an annual basis. There is no assurance that we will ever possess sufficient funds with which to establish the proposed hemp processing facility.

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Design and Construction. We have retained the professional services of Ag Processing Solutions, Inc. (“AgPro”), a Great Falls, Montana, engineering firm. AgPro is to assist us in the selection of the location of the proposed hemp processing facility, the specifications for the equipment to be utilized therein and the purchase of the equipment. In addition, AgPro would monitor the construction of the infrastructure and installation of the equipment associated with the proposed hemp processing facility.

Location. We have not yet selected a location for the proposed hemp processing facility.

Source of Processing Material. Black Bird American Hemp would acquire hemp to process from farmers, directly. This will be accomplished by purchase of harvested crops, contracting for purchase of crops prior to the planting season or any time up to harvest. Black Bird American Hemp may contract with farmers for the farmers to plant and deliver harvested crops at an established price or at market. Black Bird American Hemp may contract with farmers to provide the farmer with seed for planting, participate in crop costs during the growing period and agree to pay a predetermined price for a crop at the time of harvest. Black Bird American Hemp may, in addition, offer hemp processing services for a fee based on a weight-of-product-processed basis and may include, with such services, short or intermediate-term hemp storage.

Montana Licensing Requirements. To commence operations at the proposed hemp processing facility, Black Bird American Hemp will be required to obtain a hemp processor license, a hemp grower license and a commodity dealer license from the State of Montana, in addition to certain licenses from the local jurisdiction in which the proposed hemp processing facility will be located.

Products. Should the proposed hemp processing facility commence operations, Black Bird American Hemp intends to sell, for its own account or for processing customers’ accounts, the products derived from the proposed hemp processing facility’s operations, including, without limitation, bast, hurd, hemp oil, hemp seeds and hemp hearts. The potential applications and, thus, target markets for Black Bird American Hemp’s products include the following, among many others:

•

Bast is the fiber collected from the phloem (the “inner bark” or “skin”) or bast surrounding the stem of the hemp plant. The bast fiber is used in many forms of textiles and in the manufacture of many industrial products, including bioplastics and insulation, both as batt insulation and blown-in insulation. Black Bird American Hemp intends to focus its sales efforts on potential industrial applications.

•

Hurd is the woody chips within the inner core of the hemp stock. Hurd is used to manufacture paper products and certain building materials, such as “hemp-crete” and fiber board, and as an oil absorbent and for animal bedding. Black Bird American Hemp intends to focus its sales efforts on building materials and animal bedding.

•

Hemp Flower is the source for hemp seeds and hemp oil, from which CBD is able to be extracted. Black Bird American Hemp intends to focus on sales of the hemp heart, the protein-dense “nut” within the hemp seed.

Competition. Black Bird American Hemp will face competition from other hemp processors, some of which can be expected to have longer operating histories and stronger financial resources and experience than Black Bird American Hemp. If Black Bird American Hemp is not successful in competing effectively, our company could experience an adverse affect on our financial condition and results of operations.

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In order to be competitive, Black Bird American Hemp will be required to implement effective marketing, sales and support strategies. Black Bird American Hemp may not be able to retain the services of sufficient expertise in marketing, sales and support efforts, to the detriment of our company’s overall business, financial condition, results of operations and market share. There is no assurance Black Bird American Hemp will successfully compete in its markets.

Sales and Distribution. Black Bird American Hemp will market hemp products directly to end-users of such products and will seek distributors who are able to demonstrate an ability to develop robust sales of Black Bird American Hemp’s products.

Governmental Regulations.

In General. The Farm Bill of 2018 removed hemp and all of its derivatives from the Controlled Substances Act. However, state or local governments can, and do, impose limitations.

In Montana. To commence operations at the proposed hemp processing facility, Black Bird American Hemp will be required to obtain a hemp processor license, a hemp grower license and a commodity dealer license from the State of Montana, in addition to certain licenses from the local jurisdiction in which the proposed hemp processing facility will be located.

Recent Development. Recently, the Drug Enforcement Agency (DEA) published an Interim Final Rule (“IFR”) that could be disruptive to United States hemp processors. The IFR can be interpreted to declare that, for a short period of time in the processing cycle, there occurs a concentration of THC in excess of the 0.3% limitation, resulting in the whole product becoming a controlled substance, even though the process would result in no product with THC in excess of the 0.3 % limitation. A lawsuit has been instigated by the Hemp Industries Association, to block the effect of such IFR, as it appears to be an illegal extension of the authority of the DEA and contrary to the Farm Bill of 2018, the bill legalizing industrial hemp. If the IFR is upheld by the courts, it could have a damaging effect on Black Bird American Hemp’s ability to process hemp and carry on the intended business.

Environmental Laws. Black Bird American Hemp intends to operate the proposed hemp processing facility in compliance with all applicable federal, state and local environmental regulations. If Black Bird American Hemp should fail to comply with applicable environmental laws and regulations, it is possible that a governmental enforcement action could result in the restricting or ceasing of its then-existing operations, if any. Any such situation could result in our company’s being required to take measures that would require capital expenditures, installation of new equipment or other corrective actions. In addition, our company could be required to pay for any losses or damage due to Black Bird American Hemp’s operations and/or be required to pay civil or criminal fines or penalties imposed for violations of any such laws or regulations.

Insurance

We have not yet purchased product liability or other insurance. However, our management intends to secure a commercially reasonable product liability insurance policy in February 2021.

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Intellectual Property

In General. We regard our rights to intellectual property pertaining to “Grizzly Creek Naturals,” “Black Bird American Hemp” and “MiteXstream” and our business know-how as having significant value and as being an important factor in the marketing of our products. Our policy is to establish, enforce and protect our intellectual property rights using the intellectual property laws.

Patents. Currently, we own no interest in any patent or patent application. None of the products that we sell in our business is the subject of any patent or patent application. Due to such lack of patent protection, neither our company nor our licensor may be able to defend our or its rights to such intellectual property. (See “Risk Factors”).

Trademarks. We are the owner of the “Grizzly Creek Naturals” and “Black Bird American Hemp” trademarks and have the right to the use of the “MiteXstream” trademark. In addition, we have the right to use the “Harnessing the Power of Water” trademark, in associated with MiteXstream. It is intended that, in the near future, filings for the registration of these trademarks with the U.S. Patent and Trademark Office will be made.

Employees

We currently have no employees other than our current executive officers. Upon our obtaining adequate funding, we expect that we would hire a small number of employees. We have used, and, in the future, expect to use, the services of certain outside consultants and advisors as needed on a consulting basis.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Effects of COVID-19

As of the date of this Offering Circular, there exist significant uncertainties regarding the current novel Coronavirus (COVID-19) pandemic, including the scope of health issues, the possible duration of the pandemic and the extent of local and worldwide social, political and economic disruption it may cause in the future.

To date, the COVID-19 pandemic has had a discernable short-term negative impact on the ability of our company to obtain capital needed to accelerate the development of our business.

With respect to our business operations, while our product sales have increased moderately since the initial impact of the COVID-19 pandemic due primarily to our recently introducing hand sanitizer gel and spray products, we believe the COVID-19 pandemic has had a discernable short-term negative impact on our product sales, inasmuch as we and our distributors have been limited in face-to-face sales meetings with respect to our products. We are unable to predict when such limitations will ease.

Overall, our company is not of a size that has required us to implement “company-wide” policies in response to the COVID-19 pandemic. Further, our product manufacturing operations have experienced no negative consequences attributable to the COVID-19 pandemic, inasmuch as these operations involve a limited number of persons. However, as the states continue to re-open, re-close, then re-open their economies, the scope and nature of the impacts of COVID-19 on our company will evolve day-by-day, week-by-week.

The COVID-19 pandemic can be expect to continue to result in regional and local quarantines, labor stoppages and shortages, changes in consumer purchasing patterns, mandatory or elective shut-downs of retail locations, disruptions to supply chains, including the inability of our suppliers to deliver materials on a timely basis, or at all, severe market volatility, liquidity disruptions and overall economic instability. It can be further expected that the COVID-19 pandemic will continue to have unpredictably adverse impacts on our business, financial condition and results of operations. This situation is changing rapidly and additional impacts may arise of which we are not currently aware.

We intend to continue to assess the evolving impact of the COVID-19 pandemic, not only on our company, but on the operations of our customers, consumers and supply chains, and intend to make adjustments accordingly. However, the extent to which the COVID-19 pandemic may impact our business, financial condition and results of operations will depend on how the COVID-19 pandemic and its impact continues to impact the United States and, to a lesser extent, the rest of the world, all of which remains highly uncertain and cannot be predicted at this time.

In light of these uncertainties, for purposes of the discussion below, except where otherwise indicated, the descriptions of our business, our strategies, our risk factors and any other forward-looking statements, including regarding us, our business and the market generally, do not reflect the potential impact of the COVID-19 pandemic or our responses thereto.

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Basis of Presentation

Our company was a “shell company” from 2014 through all of 2019. Effective January 1, 2020, we acquired Black Bird Potentials Inc. (“Black Bird”), in a transaction accounted for as a “reverse merger”.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations section includes financial results of (1) our company, Digital Development Partners, Inc., for the nine months ended September 30, 2020, including those of Black Bird, and (2) the historical financial results of Black Bird for the nine months ended September 30, 2019.

In addition, this section presents information concerning Black Bird for the periods and as of the dates indicated. This information includes Black Bird’s financial results, as well as narrative descriptions thereof. In addition, where appropriate, this section presents pro forma financial information, which assumes our company’s acquisition of Black Bird had occurred on certain prior dates, as indicated.

Cautionary Statement

The following discussion and analysis should be read in conjunction with our financial statements and related notes, beginning on page F-1 of this Offering Circular.

Our actual results may differ materially from those anticipated in the following discussion, as a result of a variety of risks and uncertainties, including those described under Cautionary Statement Regarding Forward-Looking Statements and Risk Factors. We assume no obligation to update any of the forward-looking statements included herein.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•

Only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure.

•	Reduced disclosure about our executive compensation arrangements.
•	Not having to obtain non-binding advisory votes on executive compensation or golden parachute arrangements.
•	Exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, we have more than $700 million in market value of our stock held by non-affiliates, or we issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have taken advantage of these reduced reporting burdens herein, and the information that we provide may be different than what you might get from other public companies in which you hold stock.

Critical Accounting Policies

Our accounting policies are discussed in detail in the footnotes to our financial statements beginning on page F-1. We consider our critical accounting policies related to revenue recognition, inventory and fair value of financial instruments.

Our management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

Overview and Outlook

With the acquisition of Black Bird effective January 1, 2020, Black Bird’s operations became the operations of our company.

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Through Black Bird, we manufacture and sell CBD products, including CBD Oils, gummies and pet treats, and CBD-infused personal care products, as well as hand sanitizer gel and spray products, under the Grizzly Creek Naturals brand name. Black Bird is the exclusive worldwide manufacturer and distributor of MiteXstream, an EPA-registered plant-based biopesticide effective in the eradication of spider mites, a pest that destroys crops, especially cannabis, hops, coffee, and house plants, as well as molds and mildew. In addition, Black Bird is a licensed grower of industrial hemp under the Montana Hemp Pilot Program and has established “Black Bird American Hemp” as the brand name under which these efforts will be conducted. (See “Business”).

Principal Factors Affecting Our Financial Performance

Following our acquisition of Black Bird, our future operating results can be expected to be primarily affected by the following factors:

•	our ability to attract and retain customers for our Grizzly Creek Naturals, and other, products;
•	our ability to produce and sell hemp products;
•	our ability to maintain the value proposition of MiteXstream, once certified as a biopesticide, vis-a-vis other available pest control products; and
•	our ability to contain our operating costs.

Results of Operations

Nine Months Ended September 30, 2020 (the “Current Period”), and Nine Months Ended September 30, 2019 (the “Prior Period”). For the Current Period, our business operations generated revenues $56,114 (unaudited) in revenues from sales of our Grizzly Creek Naturals products with cost of goods sold of $22,072 (unaudited), resulting in a gross profit of $34,042 (unaudited). For the Prior Period, we generated $15,962 (unaudited) in revenues with cost of goods sold of $20,138 (unaudited), resulting in a gross loss of $4,176 (unaudited).

During the Current Period, we incurred operating expenses of $366,416 (unaudited), with a net operating loss of $332,374 (unaudited). During the Prior Period, we incurred operating expenses of $105,183 (unaudited), resulting in a net operating loss of $109,359 (unaudited).

We expect that our revenues will increase from quarter to quarter for the foreseeable future. We expect to incur operating losses through at least June 30, 2021, until sales volumes of our products increase significantly. Further, because of our current lack of capital and the current lack of brand name awareness of Grizzly Creek Naturals, we cannot predict the levels of our future revenues.

Based on informal testing done by, and discussions with, cannabis (marijuana and industrial hemp) cultivation industry participants, our management believes that MiteXstream will become the most dynamic, fastest growing part of our business. The impact of these operations is expected to arrive beginning in the first quarter of 2021, at the earliest.

Years Ended December 31, 2019 (the “Fiscal 2019”) and 2018 (“Fiscal 2018”). During Fiscal 2019, Black Bird generated $17,771 in revenues from sales of Grizzly Creek Naturals products with a cost of goods sold of $17,802, resulting in a gross loss of $31. During Fiscal 2018, Black Bird did not generate any revenues.

During Fiscal 2019, Black Bird incurred operating expenses of $149,642, which were comprised of $48,108 in consulting services ($45,000 of which was paid by the issuance of common stock), $8,471 in website expenses, $32,860 in legal and professional services, $44,762 for product license, $4,461 in bad debt expense and $10,980 in general and administrative expense, resulting in a net loss of $149,373. During Fiscal 2018, Black Bird incurred operating expenses of $138, resulting in a net loss of $138 (unaudited).

We expect that our revenues will increase from quarter to quarter for the foreseeable future, We expect to incur operating losses through at least June 30, 2021, until sales volumes of our Grizzly Creek Naturals CBD products increase significantly. Further, because of our current lack of capital and the current lack of brand name awareness of Grizzly Creek Naturals, Black Bird American Hemp and MiteXstream, we cannot predict the levels of our future revenues.

Based on informal testing done by, and discussions with, cannabis (marijuana and industrial hemp) cultivation industry participants, our management believes that MiteXstream will become the most dynamic, fastest growing part of our business. The impact of these operations is expected to arrive beginning in the first quarter of 2021, at the earliest.

Fiscal 2019 and Fiscal 2018, Pro Forma. During Fiscal 2019, our company and Black Bird, on a combined basis, generated $17,771 in revenues, but incurred a net loss of $271,340, due to our company’s net loss of $121,967 and Black Bird’s net loss of $149,373 during Fiscal 2019. During Fiscal 2018, our company and Black Bird, on a combined basis, generated $-0- in revenues, but incurred a net loss of $121,248, due to our company’s net loss of $121,110 and Black Bird’s net loss of $138 during Fiscal 2018.

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Plan of Operation

CBD Products. We have created “Grizzly Creek Naturals” as the brand name for our CBD-related products, which are manufactured by our company using CBD purchased from third parties. Once we begin producing commercial quantities of industrial hemp and extracting the CBD therefrom, we will begin to use all of our own CBD and supplement it with CBD from third parties, as necessary.

We have expanded our line of Grizzly Creek Naturals CBD products and currently manufacture and sell the following items:

•	CBD Oil: Original, Huckleberry and Cherry Flavors in 100mg, 250mg, 500mg, 1000mg and 2500mg dosages
•	CBD-Infused Body Butter (500mg): Unscented and Huckleberry Scent
•	CBD-Infused Lip Balm (30mg): Huckleberry Scent
•	Bath Bomb with 50mg of CBD: Eucalyptus, Lavender and Citrus Scents

In July 2020, we began sales of CBD gummies on a private-label basis.

Other Products. In April 2020, we began sales of our Grizzly Creek Naturals hand sanitizer to distributors, directly to retail customers and directly to consumers through our website, having completed our initial FDA product listing in March 2020.

Hand Sanitizer. In April 2020, we began to manufacture and sell our Grizzly Creek Naturals hand sanitizer gel and spray products (without CBD) to distributors, directly to retail customers and directly to consumers through our website, having completed our initial FDA product listing in March 2020. As further discussed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section hereof, since their introduction, demand for our hand sanitizer products has exceeded our ability to produce these products. The primary hindrance to our ability to produce enough hand sanitizer products has been a scarcity of plastic bottles, pumps and caps available to us, which is attributable to the COVID-19 pandemic. We expect this scarcity of plastic bottles, pumps and caps to abate during the third and fourth quarters of 2020, but no assurance can be made in this regard.

Products for Animals. In August 2020, we introduced CBD products for dogs under our Grizzly Creek Naturals brand name.

Distribution.

In-House Distribution. Since it began to manufacture and sell its CBD products in mid-2019, Black Bird has self-distributed its products. In December 2020, these distribution efforts we formalized with the formation of Big Sky American. Big Sky American currently distributes the Grizzly Creek Naturals products to approximately 50 retail locations in Western Montana. In December 2020, Big Sky American entered into an asset purchase agreement (the Big Sky APA), whereby it is to purchase certain distribution-related assets associated with approximately 200 retail locations in Western Montana for $200,000 in cash. The closing of this transaction is scheduled for the middle of February 2021. We currently possess the funds required to consummate this purchase transaction.

Website. We sell our products to consumers through our website: www.grizzlycreeknaturals.com. With a portion of the proceeds of this offering, we will increase our online marketing efforts, in an effort to increase sales through our website. There is no assurance that we will be successful in these efforts.

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Third-Party Distributors. Since the third quarter of 2019, Black Bird has entered into separate distribution agreements with four distributors. The only one of these distributors who has significantly impacted our sales is Raghorn Distributing (Raghorn). Raghorn has become our largest customer. Raghorn does not distribute our Grizzly Creek Naturals CBD products. Raghorn is the party from which Big Sky American is to purchase the distribution assets under the Big Sky APA. (See ““Business—CBD Products – Grizzly Creek Naturals—Distribution”).

MiteXstream. Pursuant to a Manufacturing, Sales and Distribution License Agreement (the “MiteXstream Agreement”) with Touchstone Enviro Solutions, Inc. (“Touchstone”), a company owned by three of our directors, Fabian G. Deneault, L. A. Newlan, Jr. and Eric Newlan, Black Bird possesses the exclusive rights, even as to Touchstone, to manufacture, sell and distribute MiteXstream, an EPA-registered biopesticide (EPA Reg. No. 95366-1). The exclusivity granted would be reduced to a status of non-exclusivity, should be fail to manufacture at least 2,500 gallons of concentrate in any year during the term of the MiteXstream Agreement; provided, however, that such minimum required is deemed to have been satisfied through December 31, 2022. We are required to pay Touchstone a royalty of $10 per gallon of MiteXstream manufactured by us or by any sublicensee of ours. For no further consideration, we were granted the rights to use the “MiteXstream” trademark and the “Harnessing the Power of Water” trademark.

Based on informal testing done by, and discussions with, cannabis cultivation industry participants, our management believes that MiteXstream will become the most dynamic, fastest growing part of our business. However, no prediction can be made in this regard.

Effective December 16, 2020, MiteXstream was approved as a biopesticide by the U.S. Environmental Protection Agency (EPA Reg. No. 95366-1). We intend to begin to seek approval for use in the various states in February 2021; the state approval process takes between one and eight months, variously. Until we obtain the required pesticide certifications in the states, we will not sell any MiteXstream. In addition, we intend to seek approval of MiteXstream in countries around the world, although no specific time for such actions has been set. We have begun to implement the initial stages of our planned MiteXstream sales and distribution efforts. We intend to apply a portion of the proceeds of this offering to such efforts. (See “Use of Proceeds”).

Hemp-Related Activities. We have formed a division of our company that focuses on hemp-related business opportunities under the “Black Bird American Hemp” brand name. Black Bird American Hemp currently seeks to develop industrial hemp processing operations in the State of Montana. In this regard, while Black Bird is a licensed hemp grower in Montana under the Montana Hemp Pilot Program, it is not contemplated that Black Bird will, itself, become a significant grower of hemp.

Proposed Hemp Processing Facility. Should we obtain a maximum offering hereunder, we intend to establish a small hemp processing facility in Montana capable of processing approximately 1,000 acres of hemp on an annual basis. There is no assurance that we will ever possess sufficient funds with which to establish the proposed hemp processing facility.

Products. Should the proposed hemp processing facility commence operations, Black Bird American Hemp intends to sell, for its own account or for processing customers’ accounts, the products derived from the proposed hemp processing facility’s operations, including, without limitation, bast, hurd, hemp oil, hemp seeds and hemp hearts. The potential applications and, thus, target markets for Black Bird American Hemp’s products include bast, hurd and hemp flower.

Sales and Distribution. Black Bird American Hemp will market hemp products directly to end-users of such products and will seek distributors who are able to demonstrate an ability to develop robust sales of Black Bird American Hemp’s products.

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Financial Condition, Liquidity and Capital Resources

Recent Capital Sources. In April 2020, our company obtained a total of $50,000 in loans from two third parties ($25,000 from each). In consideration of each loan, we issued a $25,000 face amount convertible promissory note that bears interest at 10% per annum, with principal and interest due in January 2021. Each such convertible promissory note may be converted into shares of our common stock at the rate of one share for each $.001 of debt converted anytime after August 30, 2020. In November 2020, one of such $25,000 face amount convertible promissory notes, including accrued interest, was paid in full.

In December 2020, our company obtained a loan from a third party which netted us $50,000 in proceeds. In consideration of such loan, we issued a $58,600 face amount convertible promissory note, with OID of $4,100, that bears interest at 10% per annum, with principal and interest due in September 2021. We have the right to repay such convertible promissory note at a premium ranging from 120% to 145% of the face amount. Such convertible promissory note may be converted into shares of our common stock at a conversion price equal to the lower of 60% of the market price of our common stock on the date of issuance of such convertible promissory note and the date of conversion, any time after June 15, 2021.

In January 2021, our company obtained a loan from a third party which netted us $52,000 in proceeds. In consideration of such loan, we issued a $55,500 face amount convertible promissory note that bears interest at 12% per annum, with principal and interest due in January 2022. We have the right to repay such convertible promissory note at a premium ranging from 125% to 145% of the face amount. Such convertible promissory note may be converted into shares of our common stock at a conversion price equal to the lower of 61% of the market price of our common stock on the date of issuance of such convertible promissory note and the date of conversion, any time after July 14, 2021.

In February 2021, our company obtained a loan from a third party which netted us $106,000 in proceeds. In consideration of such loan, we issued a $121,000 face amount promissory note, with OID of $15,000, that bears interest at 9% per annum, with principal and interest payable in eight equal monthly payments of $15,125 beginning in August 2021. We have the right to repay such promissory note at any time. Should we default on such promissory note, it becomes convertible into shares of our common stock at a conversion price equal to the lesser of the lowest closing bid price of our commons stock for the trading day immediately preceding either (a) the delivery of a notice of default, (b) the delivery of a notice of conversion resulting from such default or (c) the issue date of such promissory note.

Regulation A Offering. In May 2020, our company filed an Offering Statement on Form 1-A (File No. 254-11215) (the “Regulation A Offering”) with SEC with respect to 20,000,000 shares of common stock, which was qualified by the SEC on August 4, 2020. Through the date hereof, we had sold a total of 13,200,000 shares of common stock for a total of $528,000 in cash, under the Regulation A Offering. There is no assurance that we will further derive any funds pursuant to the Regulation A Offering.

September 30, 2020. At September 30, 2020, our company had $47,884 (unaudited) in cash and working capital of $13,410 (unaudited), compared to $973 (audited) in cash and a working capital deficit of $1,140,795 (audited) at December 31, 2019. The significant change in our working capital position from December 31, 2019, to September 30, 2020, is attributable primarily to (1) the cancellation of $1,133,097 (unaudited) of debt in exchange for shares of our common stock, pursuant to three separate agreements with related parties and (2) Black Bird’s cash position of $85,969 at the time our acquisition of Black Bird.

During the Current Period, we obtained a loan in the amount of $6,670 (unaudited) from a related party with which to pay certain operating expenses, including $3,000 in fees of our former auditor.

Transactions Relating to the Black Bird Acquisition. In connection with our acquisition of Black Bird, we consummated a stock cancellation agreement with a related party and three separate debt forgiveness agreements with related parties, as follows:

Stock Cancellation Agreement. We entered into this agreement with our former majority shareholder, EFT Holdings, Inc., whereby we cancelled all 79,265,000 shares of common stock then owned by EFT Holdings, Inc. The total stated capital and additional paid-in capital associated with such shares is $79,265 (unaudited), and is a reduction of our shareholders’ equity.

Debt Forgiveness Agreements. We entered into three separate debt forgiveness agreements with related parties:

EFT Holdings, Inc.: we issued 18,221,906 shares of common stock to our former majority shareholder, EFT Holdings, Inc., in payment of $886,108 of indebtedness, principal and accrued interest.

EF2T, Inc.: we issued 2,240,768 shares of common stock to a related party, EF2T, Inc., in payment of $109,992 of indebtedness, principal and accrued interest.

Astonia LLC: we issued 2,831,661 shares of common stock to a related party, Astonia LLC, in payment of $136,997 of indebtedness, principal and accrued interest.

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Our company’s current cash position of approximately $170,000 is adequate for our company to maintain its present level of operations through the remainder 2020. However, we must obtain additional capital from third parties, including through this offering to implement our full business plans. There is no assurance that we will be successful in obtaining such additional capital, including through this offering.

December 31, 2019. At December 31, 2019, Black Bird had $85,969 in cash and working capital of $114,945, compared to $37,662 in cash and working capital of $37,662 at December 31, 2018. From its inception in October 2018 through December 31, 2019, Black Bird derived a total of $217,250 in cash from sales of its common stock. Our current cash position of approximately $170,000 is adequate for our company to maintain its present level of operations through the remainder 2020. However, we must obtain additional capital from third parties to implement our full business plans. There is no assurance that we will be successful in obtaining such additional capital, including through this offering.

December 31, 2019, Pro Forma. On a combined basis (our company and Black Bird), we had $86,942 in cash and working capital of $107,247.

Important Transactions Related to the Black Bird Acquisition. Upon the January 1, 2020, effective date of the Black Bird acquisition, we consummated a stock cancellation agreement with a related party and three separate debt forgiveness agreements with related parties, as follows:

Stock Cancellation Agreement. We entered into this agreement with our former majority shareholder, EFT Holdings, Inc., whereby we cancelled all 79,265,000 shares of common stock then owned by EFT Holdings, Inc.

Debt Forgiveness Agreements. We entered into three separate debt forgiveness agreements with related parties:

EFT Holdings, Inc.: we issued 18,221,906 shares of common stock to our former majority shareholder, EFT Holdings, Inc., in payment of $886,108 of indebtedness, principal and accrued interest.

EF2T, Inc.: we issued 2,240,768 shares of common stock to a related party, EF2T, Inc., in payment of $109,992 of indebtedness, principal and accrued interest.

Astonia LLC: we issued 2,831,661 shares of common stock to a related party, Astonia LLC, in payment of $136,997 of indebtedness, principal and accrued interest.

Off Balance Sheet Arrangements

As of December 31, 2019, and September 30, 2020, there were no off-balance sheet arrangements. During the nine months ended September 30, 2020, we entered into operating leases for two facilities.

Contractual Obligations

To date, we have entered into a single long-term lease obligation that require us to make monthly payments of $1,500 through 2025.

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Capital Expenditures

We made no capital expenditures during Fiscal 2019 nor during the nine months ended September 30, 2020. With the proceeds of this offering, we intend to expect to make capital expenditures related to the establishment of our industrial hemp production business. The specific amount of such capital expenditures cannot be estimated currently.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

The following table sets forth the names and ages of our company’s current directors and executive officers.

Name	Age	Position(s)
Fabian G. Deneault	53	Director, Chairman of the Board, President
Eric Newlan	58	Director, Vice President, Secretary
William E. Sluss	65	Director, Vice President–Finance, Chief Financial Officer
Jack Jie Qin	60	Director
L. A. Newlan, Jr.	86	Director

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Our Directors serve until the earlier occurrence of the election of his successor at the next meeting of shareholders, death, resignation or removal by the Board of Directors. Officers serve at the discretion of our Board of Directors.

Eric Newlan is the son of L. A. Newlan, Jr. There exist no other family relationships between our officers and directors.

Certain information regarding the backgrounds of each of our officers and directors is set forth below.

Fabian G. Deneault became our company’s President and a Director upon our acquisition of Black Bird, January 2020. Mr. Deneault is a founder of Black Bird and has served as President and as a Director since its inception in October 2018. Since 2017, Mr. Deneault has been an insurance representative for Montana Unified School Trust. From January 2017 through December 2019, Mr. Deneault owned and operated Grizzly Creek Medical Cannabis, a proprietorship licensed as a medical marijuana dispensary in the State of Montana. Since June 2016, Mr. Deneault has been President of Touchstone Enviro Solutions, Inc., a purveyor of environmentally-friendly products and an affiliate of our company. From 2014 through April 2016, Mr. Deneault owned and operated PetroXg3 LLC, a purveyor of environmentally-friendly products. For more than 10 years prior to that, Mr. Deneault was engaged in petrochemical sales.

Eric Newlan became our company’s Vice President and a Director upon our acquisition of Black Bird, January 2020. Mr. Newlan is a founder of Black Bird and has served as Vice President, Secretary and as a Director since its inception in October 2018. Since 1987, Mr. Newlan has been a shareholder in the Flower Mound, Texas, law firm of Newlan & Newlan, Ltd., a firm engaged principally in the area of securities regulation, as well as general business counsel. Since June 2016, Mr. Newlan has been Vice President of Touchstone Enviro Solutions, Inc., a purveyor of environmentally-friendly products and an affiliate of our company. From October 2012 to October 2015, Mr. Newlan served as a director, and from April to October 2015, Mr. Newlan served as CEO, of Green Life Development, Inc., a Las Vegas, Nevada-based a purveyor of environmentally-friendly products. Mr. Newlan earned a B.A. degree in Business from Baylor University, Waco, Texas, and a J.D. degree from the Washburn University School of Law, Topeka, Kansas. Mr. Newlan is a member of the Texas Bar.

L. A. Newlan, Jr. became a Director of our company upon our acquisition of Black Bird, January 2020 and is a founder of Black Bird. Mr. Newlan was born in Morristown, New Jersey. After a public school education in Daytona Beach, Florida, he served a three-year tour of duty in the United States Marine Corps, from 1953-1956. Mr. Newlan earned a B.A. in Political Science from the University of California at Los Angeles, in 1961, and a J.D. degree from Loyola University of Los Angeles School of Law, Los Angeles, California, in 1964. He has engaged in the private practice of law in California (1965-1977), Kansas (1977-1984) and Texas (1984-Present). Since 1987, Mr. Newlan has been a shareholder in the Flower Mound, Texas, law firm of Newlan & Newlan, Ltd., a firm engaged principally in the area of securities regulation, as well as general business counsel. In addition to the practice of law during his career, Mr. Newlan has engaged in business in the oil and gas industry, international construction and engineering and alcoholic beverage distribution. Mr. Newlan is a member of the Texas Bar.

Jack Jie Qin has been a Director of our company since February 2010. From February 2010 until our acquisition of Black Bird in January 2020, Mr. Qin served as our President, Chief Executive Officer and Secretary. Mr. Qin has been President, Chief Executive Officer and Chairman of the Board of EFT Holdings, Inc., a Los Angeles, California-based product sales company, since November 2007. Since July 2016, Mr. Qin has served as a Director and President/CEO of HeavenStone Corp., a Temecula, California-based real estate development company. Since 2002, Mr. Qin has been the President of EFT Inc., the predecessor of EFT Holdings, Inc. From July 1998 to December 2002, Mr. Qin was the President of eFastTeam International, Inc. located in Los Angeles, California. Between June 1992 and December 1997 Mr. Qin was the President of LA Import & Export Company, also located in Los Angeles, California. In May 1991, Mr. Qin earned an MBA degree from Emporia State University, Emporia, Kansas. In May 1982, Mr. Qin graduated from Jiangxi Engineering Institute in Nanchang, China, with a major in Mechanical Engineering.

William E. Sluss has been our Principal Financial and Accounting Officer since January 2011. In January 2020, Mr. Sluss became a Director, Vice President–Finance and Chief Financial Officer of our company. Between August 2010 and January 2011, Mr. Sluss coordinated our accounting and financial reporting. Between 2008 and 2010, Mr. Sluss was the Chief Financial Officer for AcccuForce Staffing Services in Kingsport, Tennessee. Between 2002 and 2008 Mr. Sluss was the Chief Financial Officer and Treasurer for Studsvik, Inc., a nuclear services company based in Erwin, Tennessee. Mr. Sluss is a Certified Public Accountant in the State of Virginia and received his Bachelor of Science degree in accounting from the University of Virginia’s College at Wise, Wise, Virginia.

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Conflicts of Interest

Our company has obtained an exclusive worldwide license with respect to MiteXstream from Touchstone Enviro Solutions, Inc. (Touchstone), a company controlled by three of our directors, Fabian G. Deneault, Eric Newlan and L. A. Newlan, Jr. Due to this circumstance, it is possible that these persons could be in a conflict of interest position at a time in the future. Should any such conflict of interest arise, Messrs. Deneault, Newlan and Newlan will, in accordance with the fiduciary duty to our company and our shareholders, resolve any such conflict of interest by exercising utmost good faith and fair dealing.

Corporate Governance

In General. We do not have a separate Compensation Committee, Audit Committee or Nominating Committee. These functions are conducted by our Board of Directors acting as a whole. During 2019, our then Sole Director did not hold a meeting, but took action by written consent in lieu of a meeting on two occasions.

Executive Committee. Our Board of Directors created an Executive Committee to facilitate management between meetings of the full Board of Directors. The Executive Committee is composed of Fabian G. Deneault (chairman), William E. Sluss and Eric Newlan. To date, the Executive Committee has not held a meeting, but has taken an action by written consent in lieu of a meeting on one occasion. Pursuant to our Bylaws and the charter of the Executive Committee, between meetings of the full Board of Directors, the Executive Committee has the full power and authority of the Board of Directors in the management of our business and affairs, except to the extent limited by Nevada law.

Independence of Board of Directors

None of our directors is independent, within the meaning of definitions established by the SEC or any self-regulatory organization. We are not currently subject to any law, rule or regulation requiring that all or any portion of our Board of Directors include independent directors.

Shareholder Communications with Our Board of Directors

Our company welcomes comments and questions from our shareholders. Shareholders should direct all communications to our Vice President and Secretary, Eric Newlan, at our executive offices. However, while we appreciate all comments from shareholders, we may not be able to respond individually to all communications. We will attempt to address shareholder questions and concerns in our press releases and documents filed with the SEC, so that all shareholders have access to information about us at the same time. Mr. Newlan collects and evaluates all shareholder communications. All communications addressed to our directors and executive officers will be reviewed by those parties, unless the communication is clearly frivolous.

Code of Ethics

As of the date of this Offering Circular, our Board of Directors has not adopted a code of ethics with respect to our directors, officers and employees.

EXECUTIVE COMPENSATION

In General

Currently, our management is unable to estimate accurately when, if ever, our company will possess sufficient capital, whether derived from sales revenues, this offering or otherwise, for the payment of salaries to our management.

As of the date of this Offering Circular, there are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of our company, pursuant to any presently existing plan provided by, or contributed to, our company.

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Compensation Summary

The following table summarizes information concerning the compensation awarded, paid to or earned by, our executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Com- pensation ($)	Non-qualified Deferred Compen-sation Earnings ($)	All Other Compen- sation ($)	Total ($)
Jack Jie Qin	2019	---	---	---	---	---	---	---	---
Former President	2018	---	---	---	---	---	---	---	---
	2017	---	---	---	---	---	---	---	---

William E. Sluss	2019	37,000	---	---	---	---	---	---	37,000
Vice President–Finance and	2018	37,000	---	---	---	---	---	---	37,000
Chief Financial Officer	2017	37,000	---	---	---	---	---	---	37,000

Fabian G. Deneault *	2019	---	---	---	---	---	---	---	---
President	2018	---	---	---	---	---	---	---	---
	2017	---	---	---	---	---	---	---	---

Eric Newlan *	2019	---	---	---	---	---	---	---	---
Vice President	2018	---	---	---	---	---	---	---	---
	2017	---	---	---	---	---	---	---	---

* This person did not become an officer and director of our company until January 2020.

Outstanding Option Awards

The following table provides certain information regarding unexercised options to purchase common stock, stock options that have not vested and equity-incentive plan awards outstanding as of the date of this Offering Circular, for each named executive officer.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unex-ercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Jack Jie Qin (1)	---	---	---	---	n/a	---	n/a	---	---
William E. Sluss	---	---	---	---	n/a	---	n/a	---	---
Fabian G. Deneault	---	---	---	---	n/a	---	n/a	---	---
Eric Newlan	---	---	---	---	n/a	---	n/a	---	---

(1) Mr. Qin ceased being an officer of our company effective January 1, 2020, though he remains a Director.

Employment Agreements

We have not entered into employment agreements with our executive officers, although it is our intention to do so in the future. None of the terms of such employment agreements has been determined.

Outstanding Equity Awards

Our Board of Directors has made no equity awards and no such award is pending.

Long-Term Incentive Plans

We currently have no employee incentive plans.

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Director Compensation

Our directors receive no compensation for their serving as directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this Offering Circular, we had 166,975,000 shares of common stock issued and outstanding. The following table sets forth information known to us relating to the beneficial ownership of shares of our voting securities by: each person who is known by us to be the beneficial owner of more than 5% of our outstanding voting stock; each director; each named executive officer; and all named executive officers and directors as a group. Unless otherwise indicated, the business address of each person listed is in care of Digital Development Partners, Inc., 3505 Yucca Drive, Suite 105, Flower Mound, Texas 75028. The percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our common stock outstanding on that date and all shares of our common stock issuable to that holder in the event of exercise of outstanding options, warrants, rights or conversion privileges owned by that person at that date which are exercisable within 60 days of that date. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of our common stock owned by them, except to the extent that power may be shared with a spouse.

	Before This Offering			After This Offering
Name and Address of Beneficial Owner	Shares Owned		Percentage Owned (1)	Shares Owned		Percentage Owned (2)
Executive officers and directors
Fabian G. Deneault	49,746,253		27.11%	49,746,253		20.23%
Eric Newlan	24,658,703	(3)	13.44%	24,658,703	(3)	10.03%
Jack Jie Qin	2,831,661	(4)	1.54%	2,831,661	(4)	1.15%
William E. Sluss	1,115,002		*	1,115,002		*
L. A. Newlan, Jr.	24,658,703	(5)	13.44%	24,658,703	(5)	10.03%
Officers and directors, as a group (5 persons)	103,010,322	(6)	56.13%	103,010,322	(6)	41.88%
5% Owners
EF2T, Inc. (7)	19,215,740		10.47%	19,215,740		7.81%
Tri-Bridge Ventures, LLC (8)	16,530,525	(9)	9.01%	22,153,725	(9)	9.01%

*	Less than 1%.

(1)

Based on 183,505,525 shares outstanding, which includes 166,975,000 issued shares and 16,530,525 unissued shares that underlie portions of convertible debt instruments convertible within 60 days of the date of this Offering Circular, before this offering.

(2)

Based on 245,928,725 shares outstanding, which would include 223,775,000 issued shares and 22,153,725 unissued shares that underlie portions of convertible debt instruments convertible within 60 days of the date of this Offering Circular, after this offering.

(3)	These shares are owned of record by Newlan & Newlan, Ltd., a law firm owned by Eric Newlan and L. A. Newlan, Jr.

(4)	These shares are owned of record by Astonia LLC. Jack Jie Qin, a Director of our company, is the sole manager of this entity.

(5)	These shares are owned of record by Newlan & Newlan, Ltd., a law firm owned by Eric Newlan and L. A. Newlan, Jr. However, 21,442,356 of these shares are beneficially owned by Cruciate Irrevocable Trust, of which trust L. A. Newlan, Jr. is a trustee.

(6)	Included in these shares are (a) 24,658,703 shares owned of record by Newlan & Newlan, Ltd. (See Note 3), (b) 2,831,661 shares owned of record by Astonia LLC (see Note 4) and (c) 24,658,703 shares owned of record by Newlan & Newlan, Ltd. (See Note 5).

(7)	This entity is owned by Wen Qin, the sister of Jack Jie Qin, a Director of our company.

(8)	Mr. John Forsythe possesses investment authority on behalf of this entity.

(9)	These shares have not been issued, but underlie portions of convertible debt instruments convertible within 60 days of the date of this Offering Circular.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Black Bird Acquisition

Our new Directors, Fabian G. Deneault, Eric Newlan, L. A. Newlan, Jr. and William E. Sluss, collectively owned, directly and indirectly, 75.33% of the issued and outstanding shares of common stock of Black Bird and 100% of the issued and outstanding voting preferred stock of Black Bird. Pursuant to the Merger Agreement with Black Bird, Mr. Deneault, Eric Newlan, L. A. Newlan, Jr. and Mr. Sluss were issued a total of 100,178,661 shares our common stock. The table below sets forth information relating to such persons’ acquiring their respective shares of capital stock of Black Bird and the number of shares of our common stock issued to each of them.

Name	Black Bird Capital Stock Beneficial Ownership	Total Consideration Paid for Black Bird Capital Stock	Common Stock Issued Pursuant to Merger Agreement
Fabian G. Deneault	Common Stock: 22,700,000 shares Preferred Stock: 500,000 shares	$4,250 in cash	49,746,253 shares
Eric Newlan	Common Stock: 11,250,000 shares (1) Preferred Stock: 250,000 shares (1)	$125 in cash	24,658,703 shares (2)
L. A. Newlan, Jr.	Common Stock: 11,250,000 shares (1) Preferred Stock: 250,000 shares (1)	$125 in cash	24,658,703 shares (3)
William E. Sluss	Common Stock: 520,000 shares	Consulting services valued at $6,000	1,115,002 shares

(1)	These shares were purchased of record by Newlan & Newlan, Ltd., a law firm owned by Eric Newlan and L. A. Newlan, Jr.
(2)	These shares are owned of record by Newlan & Newlan, Ltd., a law firm owned by Eric Newlan and L. A. Newlan, Jr.
(3)

These shares are owned of record by Newlan & Newlan, Ltd., a law firm owned by Eric Newlan and L. A. Newlan, Jr. However, 21,442,356 of these shares are beneficially owned by Cruciate Irrevocable Trust, of which trust L. A. Newlan, Jr. is a trustee.

Loans from Related Parties

As of December 31, 2019, we had outstanding loan balances due to related parties, as follows:

Name of Lender	Principal Amount Due	Accrued Interest Amount Due	Total Amount Due
EFT Holdings, Inc.*	$634,323	$251,785	$886,108
EF2T, Inc.	$105,250	$4,742	$109,992
Astonia LLC	$135,000	$1,997	$136,997

*Until our acquisition of Black Bird, EFT Holdings, Inc. was our majority shareholder.

Upon the consummation of the acquisition of Black Bird, the effective date of which was January 1, 2020, all of the principal and accrued interest due to the parties listed above was repaid pursuant to separate debt forgiveness agreements. (See “Debt Forgiveness Transactions with Related Parties” below).

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Debt Forgiveness Transactions with Related Parties

In conjunction with the Merger Agreement with Black Bird, we entered into debt forgiveness agreements with related parties, as follows:

•	EFT Holdings, Inc.: we issued 18,221,906 shares of common stock to our former majority shareholder, EFT Holdings, Inc., in payment of $886,108 of indebtedness, principal and accrued interest, pursuant to a debt forgiveness agreement.

•	EF2T, Inc.: we issued 2,240,768 shares of common stock to a related party, EF2T, Inc., in payment of $109,992 of indebtedness, principal and accrued interest, pursuant to a debt forgiveness agreement.

•	Astonia LLC: we issued 2,831,661 shares of common stock to a related party, Astonia LLC, in payment of $136,997 of indebtedness, principal and accrued interest, pursuant to a debt forgiveness agreement.

Cancellation of Stock Transaction with Related Party

In conjunction with the Merger Agreement with Black Bird, we entered into a cancellation of stock agreement with our former majority shareholder, EFT Holdings, Inc., whereby we cancelled all 79,265,000 shares of common stock then owned by EFT Holdings, Inc.

Facility Lease Agreement

In May 2020, Black Bird entered into a facility lease with Grizzly Creek Farms, LLC, an entity owned by our President, Fabian G. Deneault, with respect to approximately 2,000 square feet of manufacturing space located in Ronan, Montana. Monthly rent under such lease is $1,500 and the initial term of such lease expires in December 2025. The Company utilizes the leased facility for the manufacture of products, including its FDA-listed hand sanitizer products.

The MiteXstream Agreement

At its inception, Black Bird entered into a Distribution and Private Label Agreement (the “Original Agreement”) with Thoreauvian Product Services, LLC (“TPS”), a company owned by Touchstone Enviro Solutions, Inc. (Touchstone), which is controlled by three of our directors, Fabian G. Denault, L. A. Newlan, Jr. and Eric Newlan, relating to Black Bird’s rights with respect MiteXstream.

In February 2021, Black Bird entered into a Manufacturing, Sales and Distribution License Agreement (the MiteXstream Agreement) with Touchstone, which replaced the Original Agreement and served to expand Black Bird’s rights with respect to MiteXstream. The MiteXstream Agreement contains the following important provisions as compared to the Original Agreement:

	MiteXstream Agreement	Original Agreement
Term	December 31, 2080	Initial terms of 10 years, with one 10-year renewal term
Territory	Worldwide Exclusive (1)	United States and Canada
Royalty	$10.00 per gallon manufactured	Effective royalty of an estimated $50 per gallon
Minimums	2,500 gallons of concentrate manufactured per year (2)	$20,000 of product per year
Sublicensing	Right to sublicense granted	No right to sublicense
Trademarks	For no extra consideration, rights granted to use “MiteXstream” and “Harnessing the Power of Water”	For no extra consideration, rights granted to use “MiteXstream”

(1)	Exclusivity ends and becomes non-exclusive, if the minimum of 2,500 gallons per year is not met.
(2)	The minimum (2,500 gallons per year) is deemed to have been satisfied through December 31, 2022.

For no further cash consideration, Black Bird was granted the rights to use the “MiteXstream” trademark and the “Harnessing the Power of Water” trademark. The disinterested Directors of our company approved the MiteXstream Agreement.

LEGAL MATTERS

Certain legal matters with respect to the Offered Shares offered by this Offering Circular will be passed upon by Newlan & Newlan, Ltd., Flower Mound, Texas, a law firm of which two of our directors, Eric Newlan and L. A. Newlan, Jr., are the shareholders. Newlan & Newlan, Ltd. owns of record 49,317,406 shares of our common stock. However, 21,442,356 of these shares are beneficially owned by Cruciate Irrevocable Trust, of which trust L. A. Newlan, Jr. is a trustee.

WHERE YOU CAN FIND MORE INFORMATION

We have filed an offering statement on Form 1-A with the SEC under the Securities Act with respect to the common stock offered by this Offering Circular. This Offering Circular, which constitutes a part of the offering statement, does not contain all of the information set forth in the offering statement or the exhibits and schedules filed therewith. For further information with respect to us and our common stock, please see the offering statement and the exhibits and schedules filed with the offering statement. Statements contained in this Offering Circular regarding the contents of any contract or any other document that is filed as an exhibit to the offering statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the offering statement. The offering statement, including its exhibits and schedules, may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the offering statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains all information regarding companies that file electronically with the SEC. The address of the website is www.sec.gov.

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INDEX TO FINANCIAL STATEMENTS

Digital Development Partners, Inc.

Unaudited Financial Statements for the Nine Months Ended September 30, 2020 and 2019

Audited Financial Statements for the Years Ended December 31, 2019 and 2018

Black Bird Potentials Inc.

Audited Financial Statements for the Years Ended December 31, 2019 and 2018

Digital Development Partners, Inc.

Unaudited Pro Forma Financial Statements

Unaudited Pro Forma Balance Sheet at December 31, 2020	F-33
Unaudited Pro Forma Statement of Operations for the Year Ended December 31, 2019	F-34
Unaudited Pro Forma Statement of Operations for the Year Ended December 31, 2018	F-35
Notes to Unaudited Pro Forma Financial Statements	F-36

F-1

DIGITAL DEVELOPMENT PARTNERS, INC.

Consolidated Balance Sheets

	9/30/20 (unaudited)	12/31/19 (audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$47,884	$973
Accounts receivable, less allowance of $4,461 at September 30, 2020	4,461	---
Inventory	39,370	---
Deposit	20,000	---
Total current assets	111,715	973
FIXED ASSETS
Machinery and equipment	520	---
Total fixed assets	520	---
TOTAL ASSETS	$112,235	$973

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$48,047	$267,195
Due to related party	6,917	---
Related-party note payable	6,670	874,573
Third-party notes payable, net of discount related to conversion feature of $13,329	36,671	---
Total current liabilities	98,305	1,141,768
TOTAL LIABILITIES	$98,305	$1,141,768

STOCKHOLDERS’ EQUITY
Common stock, $0.00001 par value, 225,000,000 shares authorized, 155,225,000 and 85,970,665 shares issued and outstanding at September 30, 2020, and December 31, 2019, respectively	155,225	85,971
Stockholder receivable	(1,000)	---
Additional paid-in capital	8,909,901	7,488,946
Retained earnings (accumulated deficit)	(9,050,196)	(8,715,712)
Total stockholders’ equity	13,930	(1,140,795)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$112,235	$973

The accompanying notes are an integral part of these financial statements.

F-2

DIGITAL DEVELOPMENT PARTNERS, INC.

Consolidated Statements of Operations

	For the Three Months Ended September 30,				For the Nine Months Ended September 30,
	2020		2019		2020		2019
Sales		$20,240		$11,122		$56,114		$15,962
Cost of goods sold		8,807		7,792		22,072		20,138
Gross profit (loss)		11,433		3,330		34,042		(4,176)
Expenses
Consulting services		149,909		19,500		189,208		32,000
Website expense		6,020		4,399		9,354		7,815
Legal and professional services		55,338		1,100		98,288		9,300
Product distribution and development costs		3,000		4,591		7,121		38,023
Beneficial conversion expense		9,997		---		16,661		---
General and administrative		14,455		10,831		45,784		18,045
Total expenses		238,719		40,421		366,416		105,183
Net operating loss		(227,286)		(37,091)		(332,374)		(109,359)
Other expense
Net other income (expense)		91		300		91		300
Interest expense		(2,140)		---		(2,201)		---
Total other income (expense)		(2,049)		300		(2,110)		300
Profit (loss) before taxes		(229,335)		(36,791)		(334,484)		(109,059)
Income tax expense		---		---		---		---
Net profit (loss)		$(229,335)		$(36,791)		$(334,484)		$(109,059)

Net profit (loss) per common share
Basic	$	(---)	$	(---)	$	(---)	$	(---)
Diluted	$	(---)	$	(---)	$	(---)	$	(---)
Weighted average number of common shares outstanding:
Basic		152,725,000		85,970,665		150,973,996		85,970,665
Diluted		163,106,208		85,970,665		154,451,262		85,970,665

The accompanying notes are an integral part of these financial statements.

F-3

DIGITAL DEVELOPMENT PARTNERS, INC.

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

For the Three and Nine Months Ended September 30, 2020 (unaudited)

	Common Stock
	Shares	Amount	Stockholder Receivable		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
Balance, December 31, 2019	85,970,665	$85,971	$	---	$7,488,946	$(8,715,712)	$(1,140,795)
Cancellation of stock	(79,265,000)	(79,265)		---	79,265	---	---
Stock issued for debt cancellation	23,294,335	23,294		---	1,109,803	---	1,133,097
Effect of issuance related to acquisition of Black Bird Potentials Inc.	120,000,000	120,000		(1,000)	(4,055)	---	114,945
Inventory contributed to additional paid-in capital by related party	---	---		---	399	---	399
Stock issued for services	100,000	100		---	7,900	---	8,000
Net loss	---	---		---	---	(68,554)	(68,554)
Balance, March 31, 2020	150,100,000	$150,100		$(1,000)	$8,682,258	$(8,784,266)	$47,092
Stock issued for cash	125,000	125		---	2,375	---	2,500
Beneficial conversion related to convertible debt	---	---		---	29,990	---	29,990
Net loss	---	---		---	---	(36,595)	(36,595)
Balance, June 30, 2020	150,225,000	$150,225		$(1,000)	$8,714,623	$(8,820,861)	$42,987
Stock issued for cash	5,000,000	5,000		---	195,000	---	200,000
Inventory contributed to additional paid-in capital by related party	---	---		---	278	---	278
Net loss	---	---		---	---	(229,335)	(229,335)
Balance, September 30, 2020	155,225,000	$155,225		$(1,000)	$8,909,901	$(9,050,196)	$13,930

The accompanying notes are an integral part of these financial statements.

F-4

DIGITAL DEVELOPMENT PARTNERS, INC.

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

For the Three and Nine Months Ended September 30, 2020 (unaudited)

(cont.)

	Common Stock
	Shares	Amount	Stockholder Receivable		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
Balance, December 31, 2018	85,970,665	$85,971	$	---	$7,488,946	$(8,593,745)	$(1,018,828)
Net loss	---	---		---	---	(29,416)	(29,416)
Balance, March 31, 2019	85,970,665	85,971		---	7,488,946	(8,623,161)	(1,048,244)
Net loss	---	---		---	---	(28,978)	(28,978)
Balance, June 30, 2019	85,970,665	85,971		---	7,488,946	(8,652,139)	(1,077,222)
Net loss	---	---		---	---	(30,856)	(30,856)
Balance, September 30, 2019	85,970,665	$85,971	$	---	$7,488,946	$(8,682,995)	$(1,108,078)

The accompanying notes are an integral part of these financial statements.

F-5

DIGITAL DEVELOPMENT PARTNERS, INC.

Consolidated Statements of Cash Flows

(unaudited)

	For the Nine Months Ended September 30,
	2020		2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		$(334,484)		$(109,059)
Adjustments to reconcile net loss to net cash used for operating activities:
Stock issued for services		8,000		---
Account receivable		---		(8,922)
Non-cash beneficial conversion expense		16,661		---
Accrued interest		2,201		---
Inventory		(29,906)		(2,206)
Deposit		---		(20,000)
Accrued expenses		33,876		---
Net cash used for operating activities		(303,652)		(140,187)
CASH FLOWS FROM INVESTING ACTIVITIES
Machinery and equipment		(520)		---
Net cash used for financing activities		(520)		---
CASH FLOWS FROM FINANCING ACTIVITIES
Loans payable - related party		6,670		---
Loans payable - third parties		50,000		---
Proceeds from issuance of common stock		202,500		123,106
Advances from related party		6,917		---
Net cash provided by financing activities		266,087		123,106
Net increase (decrease) in cash and cash equivalents		(38,085)		17,081
Cash and cash equivalents at beginning of period		85,969		37,662
Cash and cash equivalents at end of period		$47,884		$20,581
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Common stock issued to repay related party debt		$1,133,097	$	---
Inventory contributed for capital		$677	$	---
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income taxes paid	$	---	$	---
Interest expense	$	---	$	---

The accompanying notes are an integral part of these financial statements.

F-6

DIGITAL DEVELOPMENT PARTNERS, INC.

Notes to Unaudited Financial Statements

September 30, 2020

1.	BASIS OF PRESENTATION AND NATURE OF OPERATIONS

Basis of Presentation

The accompanying unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”) for interim financial information and with the instructions to Form 10-Q. Accordingly, they do not include all of the information required by GAAP for complete annual financial statement presentation.

These unaudited interim financial statements, as of September 30, 2020, and for the nine months ended September 30, 2020 and 2019, reflect all adjustments consisting of normal recurring adjustments, which, in the opinion of management, are necessary to fairly present the Company’s financial position and the results of its operations for the periods presented, in accordance with the accounting principles generally accepted in the United States of America. Operating results for the nine months ended September 30, 2020, are not necessarily indicative of the results to be expected for other interim periods or for the full year ending December 31, 2020. These unaudited interim financial statements should be read in conjunction with the financial statements and accompanying notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, as filed with the Securities Exchange Commission.

Nature of Operations

From 2015 until the January 1, 2020 acquisition of Black Bird Potentials Inc., a Wyoming corporation (“Black Bird”), the Company was a “shell company,” as defined in Rule 12b-2 of the Securities Exchange Act of 1934. The Company’s Board of Directors has adopted the business plan of Black Bird and the Company’s ongoing operations now include those of Black Bird. References to “the Company” include Black Bird.

The Company is engaged in the production and sale of consumer products, including products containing Cannabidiol, or CBD, derived from industrial hemp that contains no more than 0.3% THC. The Company’s products are marketed under the “Grizzly Creek Naturals” trademark. Also, the Company is a licensed participant in the Montana Hemp Pilot Program, under which the Company is a grower of industrial hemp.

The Company has developed an environmentally-friendly biopesticide, MiteXstream, that eliminates mold, mildew and many pests, including spider mites, which are significant problems in the cultivation of cannabis (marijuana and industrial hemp) and hops. In January 2019, the Company applied to the U.S. Environmental Protection Agency for the certification of MiteXstream as a biopesticide. Sales of MiteXstream will not commence until EPA certification is achieved.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GOING CONCERN

Going Concern

The Company’s financial statements are prepared using generally accepted accounting principles in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The Company had a working capital deficit as of December 31, 2019, and a small positive working capital position at September 30, 2020. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s activities will necessitate significant uses of working capital beyond 2019. Additionally, the Company’s capital requirements will depend on many factors, including the success of the Company’s researching for new markets. The Company plans to continue financing its operations with cash received from financing activities, more specifically from related party loans.

While the Company strongly believes that its capital resources will be sufficient in the near term, there is no assurance that the Company’s activities will generate sufficient revenues to sustain its operations without additional capital or if additional capital is needed, that such funds, if available, will be obtainable on terms satisfactory to the Company. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event that the Company cannot continue as a going concern.

F-7

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Cash and Cash Equivalents and Restricted Cash

Cash and equivalents include investments with initial maturities of three months or less. The Company had no cash equivalents as of September 30, 2020, and December 31, 2019.

Income Taxes

The Company accounts for income taxes utilizing ASC 740, “Income Taxes”. ASC 740 requires the measurement of deferred tax assets for deductible temporary differences and operating loss carry forwards, and of deferred tax liabilities for taxable temporary differences. Measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax law. The effects of future changes in tax laws or rates are not included in the measurement. The Company recognizes the amount of taxes payable or refundable for the current year and recognizes deferred tax liabilities and assets for the expected future tax consequences of events and transactions that have been recognized in the Company’s financial statements or tax returns. The Company currently has substantial net operating loss carry forwards. The Company has recorded a 100% valuation allowance against net deferred tax assets due to uncertainty of their ultimate realization. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Basic and Diluted Net Loss Per Share

Net loss per share is calculated in accordance with ASC 260, Earnings per Share, for the period presented. Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. At September 30, 2020, there were potentially dilutive securities outstanding.

Related Parties

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

3.	ACQUISITION OF BLACK BIRD POTENTIALS INC.

Effective January 1, 2020, the Company consummated a plan and agreement of merger (the “Merger Agreement”) with Black Bird Potentials Inc., a Wyoming corporation (Black Bird), pursuant to which Black Bird became a wholly-owned subsidiary of the Company. Pursuant to the Merger Agreement, the Company issued 120,000,000 shares of its common stock to the shareholders of Black Bird and four persons were added to the Company’s Board of Directors. Pursuant to the Merger Agreement, the Company’s four new directors were issued a total of 100,178,661 shares of Company common stock. Thus, a change in control of the Company occurred in connection with the Merger Agreement.

F-8

4.	COMMON STOCK

Acquisition of Black Bird

Effective January 1, 2020, the Company consummated the Merger Agreement with Black Bird. Pursuant to the Merger Agreement, the Company issued 120,000,000 shares of its common stock to the shareholders of Black Bird and four persons were added to the Company’s Board of Directors. Pursuant to the Merger Agreement, the Company’s four new directors were issued a total of 100,178,661 shares of Company common stock. Thus, a change in control of the Company occurred in connection with the Merger Agreement.

Stock Cancellation Agreement

In conjunction with the Merger Agreement, the Company entered into a cancellation of stock agreement with its former majority shareholder, EFT Holdings, Inc., whereby it cancelled all 79,265,000 shares of common stock then owned by EFT Holdings, Inc.

Debt Forgiveness Agreements

In conjunction with the Merger Agreement, the Company entered into debt forgiveness agreements with related parties, as follows:

•	EFT Holdings, Inc.: the Company issued 18,221,906 shares of common stock to its former majority shareholder, EFT Holdings, Inc., in payment of $886,108 of indebtedness, principal and accrued interest.

•	EF2T, Inc.: the Company issued 2,240,768 shares of common stock to a related party, EF2T, Inc., in payment of $109,992 of indebtedness, principal and accrued interest.

•	Astonia LLC: the Company issued 2,831,661 shares of common stock to a related party, Astonia LLC, in payment of $136,997 of indebtedness, principal and accrued interest

Common Stock Issued for Services

In March 2020, the Company issued 100,000 shares of common stock to two third-party consultants pursuant to a consulting agreement, which shares were valued at $.08 per share, or $8,000, in the aggregate. In addition to the issuance of such shares, the third-party consultants are to be paid $500 per month and a sales commission equal to 5% of sales made through Black Bird’s GrizzlyCreekNaturals.com website. The term of the consulting agreement expired September 30, 2020.

Common Stock Issued for Cash

During the nine months ended September 30, 2020, the Company sold 125,000 shares of its common stock to a third party for $2,500 in cash, or $.02 per share. Also during the nine months ended September 30, 2020, the Company sold a total of 5,000,000 shares of its common stock for a total of $200,000, or $.04 per share, in cash, under its Offering Statement on Form 1-A (File No. 254-11215) (the “Regulation A Offering”).

5.	STOCKHOLDER RECEIVABLE

At September 30, 2020, cash relating to a stockholder receivable of Black Bird for $1,000, which stockholder receivable became a part of the Company’s outstanding common stock history, upon its acquisition of Black Bird. The stockholder receivable relates to 42,885 shares of Company common stock.

6.	AMENDMENT OF ARTICLES OF INCORPORATION

In January 2020, the Company filed a Certificate of Amendment to our Articles of Incorporation to change its corporate name to “Black Bird Potentials Inc.” In January 2020, application was made to FINRA for approval and implementation of the corporate name change. FINRA did not approve such filing, due to an extended passage of time from the Company’s initial filing and its being late in filing certain of its periodic reports. The Company intends to re-file for approval of the corporate name change action, at an as-yet undetermined time in the near future.

F-9

7.	RELATED PARTY TRANSACTIONS

Acquisition of Black Bird

Effective January 1, 2020, the Company consummated the Merger Agreement with Black Bird. Pursuant to the Merger Agreement, the Company issued 120,000,000 shares of its common stock to the shareholders of Black Bird and four persons were added to the Company’s Board of Directors. Pursuant to the Merger Agreement, the Company’s four new directors were issued a total of 100,178,661 shares of Company common stock. Thus, a change in control of the Company occurred in connection with the Merger Agreement.

Stock Cancellation Agreement

In conjunction with the Merger Agreement, the Company entered into a cancellation of stock agreement with its former majority shareholder, EFT Holdings, Inc., whereby it cancelled all 79,265,000 shares of common stock then owned by EFT Holdings, Inc.

Debt Forgiveness Agreements

In conjunction with the Merger Agreement, the Company entered into debt forgiveness agreements with related parties, as follows:

EFT Holdings, Inc.: the Company issued 18,221,906 shares of common stock to its former majority shareholder, EFT Holdings, Inc., in payment of $886,108 of indebtedness, principal and accrued interest.

EF2T, Inc.: the Company issued 2,240,768 shares of common stock to a related party, EF2T, Inc., in payment of $109,992 of indebtedness, principal and accrued interest.

Astonia LLC: the Company issued 2,831,661 shares of common stock to a related party, Astonia LLC, in payment of $136,997 of indebtedness, principal and accrued interest

Advances from Related Parties

Nine Months Ended September 30, 2020

During the nine months ended September 30, 2020, advances of $6,917 were received from EF2T, Inc. The amounts due EF2T, Inc. do not bear interest and are due on demand.

During the nine months ended September 30, 2020, advances of $6,670 were received from Astonia LLC. The amounts due Astonia LLC bear interest at 5% per year and have a maturity of one year. As of September 30, 2020, the Company owed Astonia LLC $105 in accrued and unpaid interest.

Facility Lease

In May 2020, Black Bird entered into a facility lease with Grizzly Creek Farms, LLC, an entity owned by one of the Company’s directors, Fabian G. Deneault, with respect to approximately 2,000 square feet of manufacturing space located in Ronan, Montana. Monthly rent under such lease is $1,500 and the initial term of such lease expires in December 2025. The Company utilizes the leased facility for the manufacture of products, including its FDA-listed hand sanitizer products.

Distribution Agreement

Effective January 1, 2019, Black Bird entered into a Distribution and Private Label Agreement (the “Distribution Agreement”) with Thoreauvian Product Services, LLC, a company controlled by two of the Company’s officers and directors, Fabian G. Deneault and Eric Newlan, relating to the Company’s licensed biopesticide product, MiteXstream (the “Private Label Product”). The Distribution Agreement has an initial term of 10 years and a single 10-year renewal term.

Under the Distribution Agreement, the Company has the exclusive right to distribute and sell the Private Label Product in the United States and Canada. In addition, the Company is required to pay a $20,000 exclusivity fee and to purchase $20,000 of the Private Label Product in conjunction with the signing of the Distribution Agreement and to purchase not less than $20,000 of the Private Label Product each year. In addition, the Company is required to pay all costs in excess of $20,000 associated with MiteXstream’s becoming approved by the U.S. EPA (and relevant states) as a pesticide. During the nine months ended September 30, 2020, the Company paid a total of $6,000 in EPA-related costs.

F-10

8.	LOANS PAYABLE - THIRD PARTIES

Convertible Promissory Notes

In April 2020, the Company obtained a total of $50,000 in loans from two third parties ($25,000 from each). In consideration of each loan, the Company issued a $25,000 face amount convertible promissory note that bears interest at 10% per annum, with principal and interest due in January 2021. Each such convertible promissory note may be converted into shares of Company common stock at the rate of one share for each $.001 of debt converted anytime after August 30, 2020, until the due date of the notes. As of September 30, 2020, the Company had an unamortized debt discount of $23,324 related to the beneficial conversion feature that will be amortized over the remaining lives of the loans.

9.	LOANS PAYABLE - RELATED PARTIES

Nine Months Ended September 30, 2020

During the nine months ended September 30, 2020, the Company entered into three separate debt forgiveness agreements with related parties:

EFT Holdings, Inc.: the Company issued 18,221,906 shares of common stock to its former majority shareholder, EFT Holdings, Inc., in payment of $886,108 of indebtedness, principal and accrued interest.

EF2T, Inc.: the Company issued 2,240,768 shares of common stock to a related party, EF2T, Inc., in payment of $109,992 of indebtedness, principal and accrued interest.

Astonia LLC: the Company issued 2,831,661 shares of common stock to a related party, Astonia LLC, in payment of $136,997 of indebtedness, principal and accrued interest.

During the nine months ended September 30, 2020, advances of $6,670 were received from Astonia LLC. The amounts due Astonia LLC bear interest at 5% per year and have a maturity of one year. As of September 30, 2020, the Company owed Astonia LLC $105 in accrued and unpaid interest.

The following table sets forth outstanding loans payable to related parties as of September 30, 2020, and December 31, 2019, respectively.

	Principal Amount Due			Accrued Interest Amount Due			Total Amount Due
Name of Lender	9/30/20		12/31/19	9/30/20		12/31/19	9/30/20		12/31/19
EFT Holdings, Inc.*	$	---	$634,323	$	---	$251,785	$	---	$886,108
EF2T, Inc.	$	---	$105,250	$	---	$4,742	$	---	$109,992
Astonia LLC		$6,670	$135,000		$105	$1,997		$6,775	$136,997

*	Until the Company’s acquisition of Black Bird, EFT Holdings, Inc. was its majority shareholder.

10.	DISTRIBUTION AGREEMENTS

Tri-State Distributor

In March 2020, Black Bird entered into a regional development and distribution agreement with Northland Partners, LLC (the “Tri-State Distributor”), who will focus on distribution of Black Bird’s products in North Dakota, South Dakota and Minnesota. Tri-State Distributor has the right to distribute Black Bird’s products anywhere in the United States.

Las Vegas Distributor

In June 2020, Black Bird terminated its distribution agreement with its Las Vegas-based distributor, due to non-performance. In July 2020, Black Bird entered into a distribution agreement with Hope Botanicals, LLC with respect to its becoming a replacement for the terminated Las Vegas-based distributor. Hope Botanicals has the right to distribute Black Bird’s products anywhere in the United States.

F-11

Montana Distributor

In September 2020, Black Bird entered into a distribution agreement with Raghorn Wholesale, who will focus on distribution of Black Bird’s products in Montana, Idaho and North Dakota. Raghorn has the right to distribute Black Bird’s products anywhere in the United States.

11.	REGULATION A OFFERING

In May 2020, the Company filed the Regulation A Offering with SEC with respect to 20,000,000 shares of common stock, which was qualified by the SEC on August 4, 2020. Through September 30, 2020, the Company sold a total of 5,000,000 shares of its common stock for a total of $200,000, or $.04 per share, in cash, under the Regulation A Offering.

12.	SUBSEQUENT EVENTS

Regulation A Offering

Since September 30, 2020, the Company has sold a total of 8,200,000 shares of its common stock for a total of $328,000, or $.04 per share, in cash, under the Regulation A Offering.

Repayment of Convertible Promissory Note

In November 2020, the Company repaid, in full, a $25,000 face amount convertible promissory note with a cash payment of $28,000, which included $3,000 of interest.

Convertible Promissory Notes

In December 2020, the Company obtained a loan from a third party which netted the Company $50,000 in proceeds. In consideration of such loan, the Company issued a $58,600 face amount convertible promissory note, with OID of $4,100, that bears interest at 10% per annum, with principal and interest due in September 2021. The Company has the right to repay such convertible promissory note at a premium ranging from 120% to 145% of the face amount. Such convertible promissory note may be converted into shares of the Company’s common stock at a conversion price equal to the lower of 60% of the market price of the Company’s common stock on the date of issuance of such convertible promissory note and the date of conversion, any time after June 15, 2021.

In January 2021, the Company obtained a loan from a third party which netted the Company $52,000 in proceeds. In consideration of such loan, the Company issued a $55,500 face amount convertible promissory note that bears interest at 12% per annum, with principal and interest due in January 2022. The Company has the right to repay such convertible promissory note at a premium ranging from 125% to 145% of the face amount. Such convertible promissory note may be converted into shares of the Company’s common stock at a conversion price equal to the lower of 61% of the market price of the Company’s common stock on the date of issuance of such convertible promissory note and the date of conversion, any time after July 14, 2021.

In February 2021, the Company obtained a loan from a third party which netted us $106,000 in proceeds. In consideration of such loan, the Company issued a $121,000 face amount promissory note, with OID of $15,000, that bears interest at 9% per annum, with principal and interest payable in eight equal monthly payments of $15,125 beginning in August 2021. The Company has the right to repay such promissory note at any time. Should the Company default on such promissory note, it becomes convertible into shares of the Company’s common stock at a conversion price equal to the lesser of the lowest closing bid price of the Company’s commons stock for the trading day immediately preceding either (a) the delivery of a notice of default, (b) the delivery of a notice of conversion resulting from such default or (c) the issue date of such promissory note.

Asset Purchase Agreement

In December 2020, a newly-formed subsidiary of the Company, Big Sky American Dist., LLC, a Montana limited liability company (“Big Sky American”), which distributes the Company’s Grizzly Creek Naturals products entered into an asset purchase agreement (the “Big Sky APA”), whereby it is to purchase certain distribution-related assets associated with approximately 200 retail locations in Western Montana for $200,000 in cash, including a $20,000 non-refundable deposit. The closing of this transaction is scheduled for the middle of February 2021.

F-12

MiteXstream Agreement

In February 2021, Black Bird entered into a Manufacturing, Sales and Distribution License Agreement (the “MiteXstream Agreement”) with a related party, Touchstone Enviro Solutions, Inc., which replaced a prior similar agreement (the “Original Agreement”) and served to expand Black Bird’s rights with respect to MiteXstream, an EPA-registered biopesticide. The MiteXstream Agreement contains the following important provisions as compared to the Original Agreement:

	MiteXstream Agreement	Original Agreement
Term	December 31, 2080	Initial terms of 10 years, with one 10-year renewal term
Territory	Worldwide Exclusive (1)	United States and Canada
Royalty	$10.00 per gallon manufactured	Effective royalty of an estimated $50 per gallon
Minimums	2,500 gallons of concentrate manufactured per year (2)	$20,000 of product per year
Sublicensing	Right to sublicense granted	No right to sublicense
Trademarks	For no extra consideration, rights granted to use “MiteXstream” and “Harnessing the Power of Water”	For no extra consideration, rights granted to use “MiteXstream”

(1)	Exclusivity ends and becomes non-exclusive, if the minimum of 2,500 gallons per year is not met.
(2)	The minimum (2,500 gallons per year) is deemed to have been satisfied through December 31, 2022.

For no further cash consideration, Black Bird was granted the rights to use the “MiteXstream” trademark and the “Harnessing the Power of Water” trademark. The disinterested Directors of our company approved the MiteXstream Agreement.

Common Stock Issued for Services

In December 2020, the Company issued a total of 1,500,000 shares of its common stock to two third-party consultants, which shares were valued at $0.01 per share, or $15,000, in the aggregate.

In January 2021, the Company issued 50,000 shares of its common stock to a third-party consultant, which shares were valued at $0.0406 per share, or $2,030, in the aggregate.

In February 2021, the Company issued 2,000,000 shares of its common stock as a commitment fee, which shares were valued at $0.0462 per share, or $92,400, in the aggregate.

Other

Management has evaluated subsequent events through February 8, 2021.

F-13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Digital Development Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Digital Development Partners, Inc. (the Company) as of December 31, 2019, and the related statement of operations, stockholders’ equity, and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Farmer, Fuqua, & Huff, P.C.

Farmer, Fuqua, & Huff, P.C.

We have served as the Company’s auditor since 2020

Richardson, TX

July 13, 2020

F-13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Digital Development Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Digital Development Partners, Inc. (the “Company”) as of December 31, 2018, and the related statements of operations, changes in stockholders’ deficit, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We had served as the Company’s auditor from 2014.

Houston, Texas

May 3, 2019

F-14

DIGITAL DEVELOPMENT PARTNERS, INC.

Balance Sheets

	December 31, 2019	December 31, 2018
ASSETS
Current Assets
Cash	$973	$4,733
Total Assets	$973	$4,733
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts payable and accrued liabilities (includes related party interest of $258,524 and $216,862, respectively, at December 31, 2019 and 2018)	$267,195	$231,553
Related party loan payables	874,573	792,008
Total Liabilities	1,141,768	1,023,561
Stockholders’ Deficit
Common stock, $0.001 par value; 225,000,000 shares authorized, 85,970,665 shares issued and outstanding at December 31, 2019, and December 31, 2018, respectively	85,971	85,971
Additional paid-in capital	7,488,946	7,488,946
Accumulated deficit	(8,715,712)	(8,593,745)
Total Stockholders’ Deficit	(1,140,795)	(1,018,828)
Total Liabilities and Stockholders’ Deficit	$973	$4,733

The accompanying notes are an integral part of these financial statements.

F-15

DIGITAL DEVELOPMENT PARTNERS, INC.

Statements of Operations

	For the Years Ended December 31,
	2019	2018
Operating Expenses
General and administrative	$80,306	$83,538
Total operating expenses	80,306	83,538
Loss from operations	(80,306)	(83,538)
Other Expense
Interest Expense	(41,661)	(37,572)
Total Other Expense	(41,661)	(37,572)
Net Loss	$(121,967)	$(121,110)

Net Loss Per Common Share:
Basic and Diluted	$(0.00)	$(0.00)

Weighted Average Common Shares Outstanding:
Basic and Diluted	85,970,665	85,970,665

The accompanying notes are an integral part of these financial statements.

F-16

DIGITAL DEVELOPMENT PARTNERS, INC.

Statements of Changes in Stockholders’ Deficit

For the Years Ended December 31, 2019 and 2018

	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
Balance, December 31, 2017	85,970,665	$85,971	$7,488,946	$(8,472,635)	$(897,718)
Net Loss	---	---	---	(121,110)	(121,110)
Balance, December 31, 2018	85,970,665	85,971	7,488,946	(8,593,745)	(1,018,828)
Net Loss	---	---	---	(121,967)	(121,967)
Balance, December 31, 2019	85,970,665	$85,971	$7,488,946	$(8,715,712)	$(1,140,795)

The accompanying notes are an integral part of these financial statements.

F-17

DIGITAL DEVELOPMENT PARTNERS, INC.

Statements of Cash Flows

	For the Years Ended December 31,
	2019		2018
Cash flows from operating activities:
Net Loss		$(121,967)		$(121,110)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in operating assets and liabilities:
Accounts payable and accrued liabilities		35,642		45,012
Net cash used in operating activities		(86,325)		(76,098)
Cash flows from financing activities:
Proceeds from related party notes		222,176		79,258
Repayments on related party loans		(139,611)		---
Net cash provided by financing activities		82,565		79,258
Net increase (decrease) in cash		(3,760)		3,160
Cash, beginning of period		4,733		1,573
Cash, end of period		$973		$4,733

Supplemental cash flow disclosure
Interest paid	$	---	$	---
Taxes paid	$	---	$	---

The accompanying notes are an integral part of these financial statements.

F-18

DIGITAL DEVELOPMENT PARTNERS, INC.

Notes to Financial Statements

December 31, 2019

1. Basis of Presentation and Nature of Operations

Organization

Digital Development Partners, Inc. (the “Company”) was incorporated in the State of Nevada in 2006 under the name “Cyprium Resources Inc.”, which was changed to its current name in August 2009. Through 2014, the Company was involved, first, in the mining industry and, then, in the communications industry.

From 2015 until the January 2020 acquisition of Black Bird Potentials Inc., a Wyoming corporation (“Black Bird”), the Company was a “shell company,” as defined in Rule 12b-2 of the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies and Going Concern

Going Concern

The Company’s financial statements are prepared using generally accepted accounting principles in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The Company also has a working capital deficit as of December 31, 2019. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s activities will necessitate significant uses of working capital beyond 2019. Additionally, the Company’s capital requirements will depend on many factors, including the success of the Company’s researching for new markets. The Company plans to continue financing its operations with cash received from financing activities, more specifically from related party loans.

While the Company strongly believes that its capital resources will be sufficient in the near term, there is no assurance that the Company’s activities will generate sufficient revenues to sustain its operations without additional capital or if additional capital is needed, that such funds, if available, will be obtainable on terms satisfactory to the Company. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event that the Company cannot continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Cash and Cash Equivalents and Restricted Cash

Cash and equivalents include investments with initial maturities of three months or less. The Company had no cash equivalents or restricted cash as of December 31, 2019 and 2018.

Income Taxes

The Company accounts for income taxes utilizing ASC 740, “Income Taxes”. ASC 740 requires the measurement of deferred tax assets for deductible temporary differences and operating loss carry forwards, and of deferred tax liabilities for taxable temporary differences. Measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax law. The effects of future changes in tax laws or rates are not included in the measurement. The Company recognizes the amount of taxes payable or refundable for the current year and recognizes deferred tax liabilities and assets for the expected future tax consequences of events and transactions that have been recognized in the Company’s financial statements or tax returns. The Company currently has substantial net operating loss carry forwards. The Company has recorded a 100% valuation allowance against net deferred tax assets due to uncertainty of their ultimate realization. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

F-19

Basic and Diluted Net Loss Per Share

Net loss per share is calculated in accordance with ASC 260, Earnings per Share, for the period presented. Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. There is no potential dilutive securities as of December 31, 2019, or December 31, 2018. As there was a net loss for these periods, basic and diluted loss per share is the same for the twelve months ended December 31, 2019 and 2018.

Related Parties

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

3. Loans Payable - Related Parties

The following table sets forth outstanding loans payable to related parties as of December 31, 2019 and 2018, respectively.

	December 31, 2019	December 31, 2018
EFT Holdings, Inc.*	$634,323	$751,258
EF2T, Inc.	105,250	40,750
Astonia LLC	135,000	---
	$874,573	$792,008

* Until the Company’s acquisition of Black Bird, EFT Holdings, Inc. was the Company’s majority shareholder.

Advances of $22,676 were received from EFT Holdings, Inc. (“EFT Holdings”) and no expenses were paid by EFT Holdings on behalf of the Company, during the year ended December 31, 2019. During the year ended December 31, 2018, at total of $40,258 in advances were received from EFT Holdings. During the year ended December 31, 2019, the Company repaid $139,611 in loans due to EFT Holdings. The amounts due EFT Holdings bear interest at 5% per year, are secured by all future sales of the Company and have a maturity of one year. As of December 31, 2019 and 2018, the Company owed EFT Holdings $251,785 and $215,608, respectively, in accrued and unpaid interest. $-0- of these EFT Holdings advances at December 31, 2019, were past due and payable upon demand.

Advances of $64,500 were received from EF2T, Inc. (“EF2T”) during the year ended December 31, 2019. The amounts due EF2T bear interest at 5% per year, are secured by all future sales of the Company, and have a maturity of one year. As of December 31, 2019 and 2018, the Company owed EF2T $4,742 and $1,254, respectively, in accrued and unpaid interest.

Advances of $135,000 were received from Astonia, LLC (“Astonia”) during the year ended December 31, 2019. Astonia is considered a “related party”, due to the fact that a Director of the Company, Jack Jie Qin, is the manager of Astonia. The amounts due Astonia bear interest at 5% per year, are secured by all future sales of the Company, and have a maturity of one year. As of December 31, 2019, the Company owed Astonia $1,997 in accrued and unpaid interest.

F-20

4. Income Taxes

The Company’s federal income tax returns for the years ended December 31, 2016, through December 31, 2018, remain subject to examination by the Internal Revenue Service, as of December 31, 2019.

No provision was made for federal income tax for the year ended December 31, 2019, since the Company had net operating losses.

The Company has available net operating loss carry-forward of approximately $1,298,000, which begins to expire in 2029 unless utilized beforehand. The availability of the Company’s net operating loss carry forwards are subject to limitation if there is a 50% or more positive change in the ownership of the Company’s stock. As presented below, the Company generated a deferred tax asset through the net operating loss carry-forward. However, a 100% valuation allowance has been established because the ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which the net operating loss carryforwards are available. Management considers projected future taxable income, the scheduled reversal of deferred tax liabilities and available tax planning strategies that can be implemented by the Company in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the period in which the net operating loss carryforwards are available to reduce income taxes payable, management has established a full valuation allowance such that the net deferred tax asset is $0 as of December 31, 2019 and 2018.

The Tax Cuts and Jobs Act of 2017 (the “2017 Act”) reduced the corporate tax rate from 35% to 21% for tax years beginning after December 31, 2018. For net operating losses (NOLs) arising after December 31, 2018, the 2017 Act limits a taxpayer’s ability to utilize NOL carryforwards to 80% of taxable income. In addition, NOLs arising after 2017 can be carried forward indefinitely, but carryback is generally prohibited. NOLs generated in tax years beginning before January 1, 2018, will not be subject to the taxable income limitation. The 2017 Act would eliminate the carryback of all NOLs arising in a tax year ending after 2017 and, instead, permits all such NOLs to be carried forward indefinitely.

	As of December 31,
	2019		2018
Deferred tax assets:
Net operating loss carryforwards		$272,740		$247,127
Less: valuation allowance		(272,740)		(247,127)
Net deferred tax assets	$	---	$	---

5. Subsequent Events

Acquisition of Black Bird Potentials Inc.

Effective January 1, 2020, the Company consummated a plan and agreement of merger (the “Merger Agreement”) with Black Bird Potentials Inc., a Wyoming corporation (“Black Bird”), pursuant to which Black Bird became a wholly-owned subsidiary of the Company. Pursuant to the Merger Agreement, the Company issued 120,000,000 shares of its common stock to the shareholders of Black Bird and four persons were added to the Company’s Board of Directors. Pursuant to the Merger Agreement, the Company’s four new directors were issued a total of 100,178,661 shares of Company common stock. Thus, a change in control of the Company occurred in connection with the Merger Agreement.

Cancellation of Debt Agreement

In conjunction with the Merger Agreement, the Company entered into a cancellation of stock agreement with its former majority shareholder, EFT Holdings, whereby it cancelled all 79,265,000 shares of common stock then owned by EFT Holdings.

F-21

Debt Forgiveness Agreements

In conjunction with the Merger Agreement, the Company entered into debt forgiveness agreements with related parties, as follows:

•	EFT Holdings, Inc.: the Company issued 18,221,906 shares of common stock to its former majority shareholder, EFT Holdings, Inc., in payment of $886,108 of indebtedness, principal and accrued interest, pursuant to a debt forgiveness agreement.

•	EF2T, Inc.: the Company issued 2,240,768 shares of common stock to a related party, EF2T, Inc., in payment of $109,992 of indebtedness, principal and accrued interest, pursuant to a debt forgiveness agreement.

•	Astonia LLC: the Company issued 2,831,661 shares of common stock to a related party, Astonia LLC, in payment of $136,997 of indebtedness, principal and accrued interest, pursuant to a debt forgiveness agreement.

Amendment of Articles of Incorporation

In January 2020, the Company filed a Certificate of Amendment to our Articles of Incorporation to change its corporate name to “Black Bird Potentials Inc.” The effective time of this corporate action will depend on the date on which FINRA issues its approval thereof.

Common Stock Issued for Services

In March 2020, the Company issued 100,000 shares of common stock to two third-party consultants pursuant to a consulting agreement, which shares were valued at $.08 per share, or $8,000, in the aggregate. In addition to the issuance of such shares, the third-party consultants are to be paid $500 per month and a sales commission equal to 5% of sales made through Black Bird’s GrizzlyCreekNaturals.com website. The term of the consulting agreement extends from March 2020 to September 30, 2020, with an affirmed understanding that, assuming Black Bird approves of the results of the third-party consultants’ efforts, an extension is to be negotiated in good faith.

Regional Development and Distribution Agreement

In March 2020, Black Bird entered into a regional development and distribution agreement with Northland Partners, LLC (the “Tri-State Distributor”), who will focus on distribution of Black Bird’s products in North Dakota, South Dakota and Minnesota. Tri-State Distributor has the right to distribute Black Bird’s products anywhere in the United States.

Convertible Promissory Notes

In April 2020, the Company obtained a total of $50,000 in loans from two third parties ($25,000 from each). In consideration of each loan, the Company issued a $25,000 face amount convertible promissory note that bears interest at 10% per annum, with principal and interest due in January 2021. Each such convertible promissory note may be converted into shares of our common stock at the rate of one share for each $.001 of debt converted anytime after August 30, 2020.

Regulation A Offering

In May 2020, the Company filed an Offering Statement on Form 1-A with Securities and Exchange Commission with respect to 20,000,000 shares of common stock.

Other

Management has evaluated subsequent events through July 13, 2020, the date on which the financial statements were available to be issued.

F-22

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Black Bird Potentials Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Black Bird Potentials Inc. (the Company) as of December 31, 2019 and 2018, and the related statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2019, and for the period from October 16, 2018 (inception), through December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the year ended December 31, 2019, and for the period from October 16, 2018 (inception), through December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ FARMER, FUQUA & HUFF, P.C.

Farmer, Fuqua, & Huff, P.C.

We have served as the Company’s auditor since 2020

Richardson, TX

July 10, 2020

F-23

BLACK BIRD POTENTIALS INC.

Balance Sheets

	12/31/19	12/31/18
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$85,969		$37,662
Accounts receivable, less allowance of $4,461 at December 31, 2019	4,461		---
Inventory	8,787		---
Deposit	20,000		---
Total current assets	119,217		37,662
TOTAL ASSETS	$119,217		$37,662

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Current liabilities
Other current liabilities
Accrued liabilities	$4,272	$	---
Total other current liabilities	4,272		---
Total current liabilities	4,272		---
TOTAL LIABILITIES	$4,272	$	---

STOCKHOLDERS’ EQUITY
Preferred stock, $0.00001 par value, 1,000,000 shares authorized, 1,000,000 issued and outstanding at December 31, 2019 and 2018, respectively	$10		$10
Common stock, $0.00001 par value, 300,000,000 shares authorized, 54,964,000 and 47,115,000 shares issued and outstanding at December 31, 2019 and 2018, respectively	549		471
Stockholder receivable	(1,000)		(5,000)
Additional paid-in capital	264,897		42,319
Retained earnings (accumulated deficit)	(149,511)		(138)
Total stockholders’ equity	114,945		37,662
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$119,217		$37,662

The accompanying notes are an integral part of these financial statements.

F-24

BLACK BIRD POTENTIALS INC.

Statements of Operations

	For the Years Ended December 31,
	2019		2018
Sales		$17,771	$	---
Cost of goods sold		17,802		---
Gross profit (loss)		(31)		---
Expenses
Consulting services		48,108		---
Website expense		8,471		---
Legal and professional services		32,860		---
Product license		44,762		---
Bad debt expense		4,461		---
General and administrative		10,980		138
Total expenses		149,642		138
Net operating loss		(149,673)		(138)
Other income
Other miscellaneous income		300		---
Total other income		300		---
Loss before taxes		(149,373)		(138)
Income tax expense		---		---
Net loss		$(149,373)		$(138)

Net loss per common share
Basic and diluted	$	(---)	$	(---)
Weighted average number of common shares outstanding:
Basic and diluted		50,630,730		45,376,579

The accompanying notes are an integral part of these financial statements.

F-25

BLACK BIRD POTENTIALS INC.

Statement of Changes in Stockholders’ Equity (Deficit)

For the Years Ended December 31, 2019 and 2018

	Preferred Stock			Common Stock
	Shares	Amount		Shares	Amount		Stockholder Receivable		Additional Paid-in Capital		Retained Earnings (Accumulated Deficit)		Total
Balances at October 16, 2018	---	$	---	---	$	---	$	---	$	---	$	---	$	---
Stock issued for cash	1,000,000		10	46,865,000		468		---		37,322		---		37,800
Stock issued for stockholder receivable	---		---	250,000		3		(5,000)		4,997		---		---
Net loss	---		---	---		---		---		---		(138)		(138)
Balance, December 31, 2018	1,000,000		10	47,115,000		471		(5,000)		42,319		(138)		37,662
Cash received on stockholder receivable	---		---	---		---		5,000		---		---		5,000
Stock issued for cash	---		---	4,919,000		49		---		174,401		---		174,450
Stock issued for stockholder receivable	---		---	110,000		1		(1,000)		999		---		---
Stock issued for services	---		---	2,820,000		28		---		44,972		---		45,000
Non-cash additional paid-in capital by related parties	---		---	---		---		---		2,206		---		2,206
Net loss	---		---	---		---		---		---		(149,373)		(149,373)
Balance, December 31, 2019	1,000,000		$10	54,964,000		$549		$(1,000)		$264,897		$(149,511)		$114,945

The accompanying notes are an integral part of these financial statements.

F-26

BLACK BIRD POTENTIALS INC.

Statements of Cash Flows

	For the Years Ended December 31,
	2019		2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		$(149,373)		$(138)
Adjustments to reconcile net loss to net cash provided by operating activities:
Bad debt expense		4,461		---
Stock issued for services		45,000		---
Accounts receivable		(8,992)		---
Inventory		(6,581)		---
Deposits		(20,000)		---
Accrued expenses		4,272		---
Net cash used for operating activities		(131,143)		(138)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of preferred stock	$	---		$10
Proceeds from issuance of common stock		179,450		37,790
Net cash provided by financing activities		179,450		37,800
Net increase in cash and cash equivalents		48,307		37,662
Cash and cash equivalents at beginning of period		37,662		---
Cash and cash equivalents at end of period		$85,969		$37,662
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Common stock issued for stockholder receivable		$1,000		$5,000
Non-cash additional paid-in capital by related parties		$2,206	$	---
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income taxes paid	$	---	$	---
Interest expense	$	---	$	---

The accompanying notes are an integral part of these financial statements.

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BLACK BIRD POTENTIALS INC.

Notes to Financial Statements

December 31, 2019

1. Basis of Presentation and Nature of Operations

Organization

Black Bird Potentials Inc. (the “Company”) is a corporation that was formed in Wyoming on October 16, 2018. The Company has adopted a December 31st calendar year end for reporting requirements.

The Company is engaged in the production and sale of consumer products, including products containing Cannabidiol, or CBD, derived from industrial hemp that contains no more than 0.3% THC. The Company’s products are marketed under the “Grizzly Creek Naturals” trademark. Also, the Company is a licensed participant in the Montana Hemp Pilot Program, under which the Company is a grower of industrial hemp.

The Company has developed an environmentally-friendly biopesticide, MiteXstream, that eliminates mold, mildew and many pests, including spider mites, which are significant problems in the cultivation of cannabis (marijuana and industrial hemp) and hops. In January 2019, the Company applied to the U.S. Environmental Protection Agency for the certification of MiteXstream as a biopesticide. Sales of MiteXstream will not commence until EPA certification is achieved.

2. Summary of Significant Accounting Policies

Revenue Recognition

Revenues are recognized upon shipment of goods from the Company’s facilities or upon notification of direct shipment from the Company’s suppliers to the Company’s customers.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, these include cash on hand, cash in checking and savings accounts with banks. All short-term debt securities with a maturity of three months or less are considered cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

Reclassifications

Certain items from prior year financial statements have been reclassed to conform to current year presentation.

Leases

Leases that meet the criteria for capitalization are classified as capital leases. Leases that do not meet such criteria are classified as operating leases and related rentals are charged to expense as incurred. As of December 31, 2019 and 2018, there were no such leases.

Concentration of Cash and Credit Risk

The Company maintains corporate cash balances which, at times, may exceed federally insured limits. Management believes it is not exposed to any significant risk on its cash balances. At December 31, 2019 and 2018, the Company had no uninsured cash balances.

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Inventory

Inventory is stated at the lower of average cost or market. Cost is determined principally by the standard cost method, which approximates the first-in, first-out method. The Company writes off any inventory items when the item experiences no significant movement, or when management determines the item to be obsolete.

Accounts Receivable

Accounts receivable are reported at the amount management expects to collect from outstanding balances. Differences between the amount due and the amounts management expects to collect are reported in the results of operations of the year in which those differences are determined, with an offsetting entry to a valuation allowance for accounts receivable.

Advertising

Advertising costs are expensed in the year incurred. For the years ended December 31, 2019 and 2018, the Company incurred $154 and $-0- in advertising expense, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, “Fair Value Measurements and Disclosures”, defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

The carrying amounts reported in the balance sheets for cash and cash equivalents and receivables are a reasonable estimate of fair value.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

3. Regulation A Offering

In April 2019, the Company’s Form 1-A Offering Statement filed with the SEC, relating to an offering pursuant to Regulation A under the Securities Act of 1933, as amended, was “qualified” by the SEC. Pursuant to this offering, the Company sold a total of 2,529,000 shares of its common stock at an offering price of $.05 per share, for total proceeds of $126,450. The proceeds of this offering were applied to inventory, operating expenses and working capital.

4. Common Stock

During the year ended December 31, 2019, the Company issued shares of its common stock, as follows:

–	In a private sale, the Company sold 200,000 shares of common stock for $3,000 in cash, a per share price of $.015.

–	Pursuant to a private offering, the Company sold a total of 2,300,000 shares of common stock for $46,000 in cash, a per share price of $.02.

–	Pursuant to the Company’s Regulation A offering, the Company sold a total of 2,529,000 shares of common stock for at total of $126,450, a per share price of $.05, of which $1,000 was stockholder receivable at December 31, 2019.

–	The Company issued a total of 2,820,000 shares of common stock to third-party consultants, which shares were valued, in aggregate, at $45,000, an average of $.016 per share. See Note 6. Related Party Transactions—Common Stock Issued for Services.

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During the year ended December 31, 2018, the Company issued shares of its common stock, as follows:

–	Pursuant to a private offering, the Company sold a total of 2,115,000 shares of common stock were sold for a total of $42,300, a per share price of $.02, of which $5,000 was a stockholder receivable at December 31, 2018.

–	At its inception, the Company sold a total of 45,000,000 shares of common stock and 1,000,000 shares of Series A Super Voting Convertible Preferred Stock for an aggregate of $500 in cash. These shares were issued to the founders of the Company. See Note 6. Related Party Transactions.

5. Stockholder Receivable

At December 31, 2019, cash relating to a stockholder receivable for $1,000 of common stock under the Company’s Regulation A offering had not been received.

At December 31, 2018, cash relating to a stockholder receivable for $5,000 of common stock under a private offering had not been received by the Company. Such stockholder receivable amount was received by the Company in January 2019.

6. Related Party Transactions

Sales of Securities

During the year ended December 31, 2018, the Company sold securities to related parties, as follows:

–	In October 2018, one of the Company’s officers and directors, Fabian G. Deneault, purchased 22,500,000 shares of common stock and 500,000 shares of Series A Super Voting Convertible Preferred Stock for a total of $250 in cash.

–	In October 2018, the law firm in which on one of the Company’s officers and directors, Eric Newlan, is a partner purchased 22,500,000 shares of common stock and 500,000 shares of Series A Super Voting Convertible Preferred Stock for a total of $250 in cash.

–	In December 2018, Fabian G. Deneault purchased 200,000 shares of common stock in a private offering for $4,000 in cash, a per share price of $.02.

Effective January 1, 2019, the Company entered into a Distribution and Private Label Agreement (the “Distribution Agreement”) with Thoreauvian Product Services, LLC, a company controlled by the Company’s officers and directors, Fabian G. Deneault and Eric Newlan, relating to the Company’s licensed biopesticide product, MiteXstream (the “Private Label Product”). The Distribution Agreement has an initial term of 10 years and a single 10-year renewal term.

Under the Distribution Agreement, the Company has the exclusive right to distribute and sell the Private Label Product in the United States and Canada. In addition, the Company is required to pay a $20,000 exclusivity fee and to purchase $20,000 of the Private Label Product in conjunction with the signing of the Distribution Agreement and to purchase not less than $20,000 of the Private Label Product each year. In addition, the Company is required to pay all costs in excess of $20,000 associated with MiteXstream’s becoming approved by the U.S. EPA (and relevant states) as a pesticide. During the year ended December 31, 2019, the Company paid (1) the required exclusivity fee ($20,000), (2) or the required Private Label Product amount ($20,000) and (3) a total of $24,762 in EPA-related costs.

Common Stock Issued for Services

During the year ended December 31, 2019, the Company issued a total of 520,000 shares of common stock, with an aggregate value of $6,000, to a consultant who was, at the time of each issuance, a third party. Effective with the Company’s consummating a reverse-merger transaction (see Note 10. Subsequent Events—Acquisition Transaction) in January 2020, such third-party consultant became a related party of the Company.

Company Facilities

During the years ended December 31, 2019 and 2018, the Company’s President, Fabian G. Deneault, provided required office space and greenhouse space at no charge.

7. Distribution Agreements

In July 2019, the Company entered into a distribution agreement with a Montana-based company with respect to the Company’s Grizzly Creek Naturals products.

In September 2019, the Company entered into a distribution agreement with a Las Vegas, Nevada-based company with respect to the Company’s Grizzly Creek Naturals products. In June 2020, the Company terminated this agreement, due to a lack of performance. See Note 10. Subsequent Events.

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8. Statement of Changes in Stockholders’ Equity

Preferred Stock

During the year ended December 31, 2019, no shares of preferred stock were sold.

During the year ended December 31, 2018, the Company sold a total of 1,000,000 shares of its preferred stock to its founders for cash in the total amount of $10. During the year ended December 31, 2019, the Company did not issue any shares of preferred stock. See Note 6. Related Party Transactions.

Common Stock

–	Stock Issued for Cash

During the year ended December 31, 2019, the Company sold shares of its common stock for cash, as follows: 200,000 shares of common stock were sold for $3,000 in cash, a per share price of $.015; 2,300,000 shares of common stock were sold for a total of $46,000 in cash, a per share price of $.02; and the Company sold a total of 2,529,000 shares of common stock for at total of $126,450, of which $1,000 was stockholder receivable at December 31, 2019, a per share price of $.05.

During the year ended December 31, 2018, the Company sold shares of its common stock for cash, as follows: 45,000,000 shares of common stock were sold for a total of $490 in cash (See Note 6. Related Party Transactions); and 2,115,000 shares of common stock were sold for a total of $42,300, a per share price of $.02, of which $5,000 was a stockholder receivable at December 31, 2018.

–	Stock Issued for Services

During the year ended December 31, 2019, the Company issued a total of 2,820,000 shares of common stock to third-party consultants, which shares were valued, in aggregate, at $45,000, an average of $.016 per share.

During the year ended December 31, 2018, the Company did not issue shares of its common stock in payment of services.

–	Common Stock Subscribed

At December 31, 2019, the Company had a stockholder receivable in the amount of $1,000 from a single third party.

At December 31, 2018, the Company had a stockholder receivable in the amount of $5,000 from a single third party. In January 2019, such stockholder receivable was received by the Company.

Additional Paid-in Capital

During the year ended December 31, 2019, total additional paid-in capital from issuances of common stock of the Company totaled $264,897, $174,401 of which is attributable to cash received in excess of stated capital, $44,972 of which is attributable to the value of shares of common stock issued being in excess of stated capital and $999 of which is attributable to a stockholder receivable. During the year ended December 31, 2018, total additional paid-in capital from issuances of common stock of the Company totaled $42,319, $37,322 of which is attributable to the value of shares of common stock issued being in excess of stated capital and $4,997 of which is attributable to a stockholder receivable. No additional paid-in capital was derived from the sale of Company preferred stock.

Retained Earnings (Accumulated Deficit)

For the year ended December 31, 2019, the Company had a net loss of $149,373 compared to a net loss of $138 for the year ended December 31, 2018, for a total accumulated deficit at December 31, 2019, of $149,511.

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Total Stockholders’ Equity

Total stockholders’ equity increased from $37,662 at December 31, 2018, to $114,945 at December 31, 2019. The Company’s stockholders’ equity is primarily attributable to sales of its securities since its inception in October 2018 through December 31, 2019, in the total amount of $217,250.

9. Income Taxes

No provision was made for federal income tax for the year ended December 31, 2019, since the Company had net operating losses.

The Company has available net operating loss carry-forward of approximately $149,511, which begins to expire in 2029 unless utilized beforehand. The availability of the Company’s net operating loss carry forwards are subject to limitation if there is a 50% or more positive change in the ownership of the Company’s stock. As presented below, the Company generated a deferred tax asset through the net operating loss carry-forward. However, a 100% valuation allowance has been established because the ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which the net operating loss carryforwards are available. Management considers projected future taxable income, the scheduled reversal of deferred tax liabilities and available tax planning strategies that can be implemented by the Company in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the period in which the net operating loss carryforwards are available to reduce income taxes payable, management has established a full valuation allowance such that the net deferred tax asset is $0 as of December 31, 2019 and 2018.

The Tax Cuts and Jobs Act of 2017 (the “2017 Act”) reduced the corporate tax rate from 35% to 21% for tax years beginning after December 31, 2018. For net operating losses (NOLs) arising after December 31, 2018, the 2017 Act limits a taxpayer’s ability to utilize NOL carryforwards to 80% of taxable income. In addition, NOLs arising after 2017 can be carried forward indefinitely, but carryback is generally prohibited. NOLs generated in tax years beginning before January 1, 2018, will not be subject to the taxable income limitation. The 2017 Act would eliminates the carryback of all NOLs arising in a tax year ending after 2017 and, instead, permits all such NOLs to be carried forward indefinitely.

	As of December 31,
	2019		2018
Deferred tax assets:
Net operating loss carryforwards		$31,397		$29
Less: valuation allowance		(31,397)		(29)
Net deferred tax assets	$	---	$	---

10. Subsequent Events

Acquisition Transaction

Effective January 1, 2020, the Company consummated a plan and agreement of merger (the “Merger Agreement”) with Digital Development Partners, Inc., a publicly-traded company (“DGDM”), pursuant to which the Company became a wholly-owned subsidiary of DGDM. Such acquisition transaction, accounted for by DGDM as a “reverse merger”, resulted in the Company’s control persons becoming the control persons of DGDM.

Facility Lease

In May 2020, the Company entered into a facility lease with Grizzly Creek Farms, LLC, an entity owned by one of its directors, Fabian G. Deneault, with respect to approximately 2,000 square feet of manufacturing space located in Ronan, Montana. Monthly rent under such lease is $1,500 and the initial term of such lease expires in December 2025. The Company utilizes the leased facility for the manufacture of products, including its FDA-listed hand sanitizer products.

Distribution Agreements

In March 2020, the Company entered into a regional development and distribution agreement with Northland Partners, LLC (the “Tri-State Distributor”), who will focus on distribution of our products in North Dakota, South Dakota and Minnesota.

In June 2020, the Company terminated its distribution agreement with its Las Vegas-based distributor, due to non-performance.

Other

Management has evaluated subsequent events through July 10, 2020, the date on which the financial statements were available to be issued.

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DIGITAL DEVELOPMENT PARTNERS, INC.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

The following unaudited pro forma financial statements are based on the historical financial statements of Digital Development Partners, Inc. (“DGDM”) and Black Bird Potentials Inc. (“BBP”) after giving effect to DGDM’s acquisition of BBP (the “Acquisition”) and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma financial statements. The effective date of the Acquisition was January 1, 2020.

Unaudited Pro Forma Balance Sheet

The following unaudited pro forma balance sheet has been derived from the balance sheet of DGDM at December 31, 2019 (unaudited), and adjusts such information to give effect to the acquisition of BBP, as if the acquisition had occurred at December 31, 2019. The unaudited pro forma balance sheet is presented for informational purposes only and does not purport to be indicative of the financial condition that would have resulted if the acquisition had been consummated at December 31, 2019. The unaudited pro forma balance sheet should be read in conjunction with the notes thereto and BBP’s financial statements and related notes thereto contained elsewhere herein.

	DGDM	BBP	Pro Forma Adjustments		Pro Forma
Cash and cash equivalents	$973	$85,969	$	---	$86,942
Accounts receivable	---	4,461		---	4,461
Inventory, net	---	8,787		---	8,787
Deposit	---	20,000		---	20,000
Total current assets	973	119,217		---	120,190
Total assets	$973	$119,217	$	---	$120,190
Liabilities	1,141,768	4,272		(1,133,097)	12,943
Stockholders’ Equity (Deficit)
Preferred stock	---	10		(10)	---
Common stock	85,971	549		63,480	150,000
Stockholder receivable	---	(1,000)		---	(1,000)
Additional paid-in capital	7,488,946	264,897		920,116	8,673,959
Retained earnings (deficit)	(8,715,712)	(149,511)		149,511	(8,715,712)
Total stockholders’ equity (deficit)	(1,140,795)	114,945		1,133,097	107,247
Total liabilities and stockholders’ equity (deficit)	$973	$119,217	$	---	$120,190

See accompanying notes to unaudited pro forma financial statements.

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Unaudited Pro Forma Statements of Operations

Year Ended December 31, 2019

The following pro forma statement of operations has been derived from the statement of operation of DGDM at December 31, 2019, and adjusts such information to give effect to the acquisition of BBP, as if the acquisition had occurred at January 1, 2019. The pro forma statement of operations is presented for informational purposes only and does not purport to be indicative of the results of operations that would have resulted if the acquisition had been consummated at January 1, 2019. The pro forma statement of operations should be read in conjunction with BBP’s financial statements and related notes thereto contained elsewhere in this filing.

	DGDM		BBP		Pro Forma Adjustments		Pro Forma
Revenues	$	---		$17,771	$	---		$17,771
Cost of goods sold		---		17,802		---		17,802
Gross profit		---		(31)		---		(31)
Expenses
Consulting services		---		48,108		---		48,108
Website and related services		---		8,471		---		8,471
Legal and professional services		---		32,860		---		32,860
Product license		---		44,762		---		44,762
Bad debt expense		---		4,461		---		4,461
General and administrative		80,306		10,980				91,286
Total expenses		(80,306)		(149,642)		---		(229,948)
Interest expense		(41,661)		---		---		(41,661)
Loss before taxes		(121,967)		(149,673)		---		(271,640)
Other income		---		300		---		300
Income tax expense		---		---		---		---
Net loss		$(121,967)		$(149,373)	$	---		$(271,340)
Net loss per share
Basic and Diluted	$	---	$	---	$	---	$	---
Weighted average shares outstanding
Basic and Diluted		85,970,665		50,630,730		64,029,335		150,000,000

See accompanying notes to unaudited pro forma financial statements.

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Unaudited Pro Forma Statements of Operations (Cont.)

Year Ended December 31, 2018

The following pro forma statement of operations has been derived from the statement of operations of DGDM at December 31, 2018, and adjusts such information to give effect to the acquisition of BBP, as if the acquisition had occurred at January 1, 2018. The pro forma statement of operations is presented for informational purposes only and does not purport to be indicative of the results of operations that would have resulted if the acquisition had been consummated at January 1, 2018. The pro forma statement of operations should be read in conjunction with BBP’s financial statements and related notes thereto contained elsewhere in this filing.

	DGDM		BBP		Pro Forma Adjustments		Pro Forma
Revenues	$	---	$	---	$	---	$	---
Cost of goods sold		---		---		---		---
Gross profit		---		---		---		---
Expenses
General and administrative		83,538		138				83,676
Total expenses		(83,538)		(138)		---		(83,676)
Interest expense		(37,572)		---		---		(37,572)
Loss before taxes		(121,110)		(138)		---		(121,248)
Income tax expense		---		---		---		---
Net loss		$(121,110)		$(138)	$	---		$(121,248)
Net loss per share
Basic and Diluted		$(0.00)		$(0.00)	$	---		$(0.00)
Weighted average shares outstanding
Basic and Diluted		85,970,665		45,376,579		64,029,335		150,000,000

See accompanying notes to unaudited pro forma financial statements.

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Notes to Unaudited Pro Forma Financial Statements

Note 1. Basis of Unaudited Pro Forma Presentation

The unaudited pro forma balance sheet as of December 31, 2019, and the unaudited pro forma statements of operations for the years ended December 31, 2019 and 2018, are based on the historical financial statements of DGDM and BBP after giving effect to DGDM’s acquisition of BBP (the “Acquisition”) and the assumptions and adjustments described in the notes herein. No pro forma adjustments were required to conform BBP’s accounting policies to DGDM’s accounting policies.

The unaudited pro forma balance sheet as of December 31, 2019, is presented as if the Acquisition had occurred on December 31, 2019. The unaudited pro forma statement of operations of DGDM and BBP for the year ended December 31, 2019, is presented as if the Acquisition had taken place on January 1, 2019. The unaudited pro forma statement of operations of DGDM and BBP for the year ended December 31, 2018, is presented as if the Acquisition had taken place on January 1, 2018.

The unaudited pro forma financial statements are not intended to represent or be indicative of the results of operations or financial position of DGDM that would have been reported had the Acquisition been completed as of the dates presented, and should not be taken as representative of the future results of operations or financial position of DGDM.

Note 2. BBP Acquisition

Effective January 1, 2020, DGDM entered into a Plan and Agreement of Merger with BBP (the “Merger Agreement”), pursuant to which DGDM acquired BBP, a company that is (a) engaged in the production and sale of products containing Cannabidiol, or CBD, derived from industrial hemp that contains no more than 0.3% THC, (b) a licensed participant in the Montana Hemp Pilot Program (c) the exclusive distributor of an environmentally-friendly pesticide, MiteXstream, that targets spider mites, which are a significant problem in the cultivation of cannabis (marijuana and industrial hemp), coffee and hops. DGDM has adopted the business plan of BBP as its overall corporate business plan. Pursuant to the Merger Agreement, DGDM issued a total of 120,000,000 shares of common stock to the shareholders of BBP, all of which shares are considered “restricted securities.”

Acquisition-related expenses, including legal and accounting fees and other external costs directly related to the acquisition, were expensed as incurred.

Note 3. Pro Forma Adjustments

With respect to the unaudited pro form balance sheet, pro forma adjustments were made only to current liabilities, which adjustments were made to reflect the cancellation of $1,133,097 of DGDM debt as of December 31, 2019, by the issuance of shares.

With respect to the unaudited pro form balance sheet, no pro forma adjustments are included. With respect to the unaudited pro forma statements of income, pro forma adjustments were made only to weighted average shares outstanding, which adjustments were made to reflect the issuances and a cancellation of shares in connection with the Merger Agreement, as follows: (a) the cancellation of 79,265,000 shares by a related party, (b) the issuance of a total of 23,294,335 shares in cancellation of indebtedness and (c) the issuance of 120,000,000 shares pursuant to the Merger Agreement.

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